UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

Information Required In Proxy Statement

SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. __)**

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ARTHUR J. GALLAGHER & CO.

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Arthur J. Gallagher & Co.

Notice of 2025 Annual Meeting and Proxy Statement



Gallagher

Insurance | Risk Management | Consulting



Message To Our Stockholders

We had another outstanding year in 2024. On a combined basis, our core brokerage and risk management segments produced adjusted revenue[1] growth of 14.3% (to $11.3 billion) and adjusted EBITDAC[1] growth of 20.7% (to $3.8 billion). We achieved organic revenue growth of 7.6% in our core brokerage and risk management segments.

Dear Fellow Stockholder,

March 24, 2025

On behalf of our Board of Directors, I invite you to attend our 2025 Annual Meeting of Stockholders. We will be conducting our Annual Meeting virtually again this year. If you are not able to attend, we encourage you to vote by proxy. These proxy materials contain detailed information about the matters on which we are asking you to vote. We hope you will read these materials and then vote in accordance with the Board's recommendations. Your vote is very important to us.

Financial Performance. On a combined basis, our core brokerage and risk management segments produced adjusted revenue[1] growth of 14.3% (to $11.3 billion) and adjusted EBITDAC[1] growth of 20.7% (to $3.8 billion). We achieved organic revenue growth of 7.6% in our core brokerage and risk management segments. It was another outstanding year for our franchise, and I am excited about our future.

Acquisition Strategy. We continued to execute on our acquisition strategy in 2024, making significant investments to sustain long-term growth. We completed 48 acquisitions representing $387 million in estimated annualized revenue, adding talent, capabilities and scale across our enterprise. We completed the integration of Willis Re into our global brokerage business. We also signed a definitive agreement to acquire AssuredPartners, a leading U.S.-based insurance broker with client capabilities across commercial property/casualty, specialty, employee benefits and personal lines. The acquisition is subject to regulatory approval, but when it closes, I believe that our combined enterprise will enable us to provide even more value to clients and further position us for future growth.

Board of Directors. Our Board of Directors is comprised of a group of committed and highly qualified individuals who care deeply about our company and bring a diversity of experiences and perspectives to our Board deliberations. In 2024, we added Richard Harries as a director and member of our Audit Committee and Risk and Compliance Committee. Including Mr. Harries, we have added four new independent directors to our Board since 2020, a reflection of our continuing commitment to disciplined board refreshment. Our directors' diverse professional backgrounds, skill sets, independent thought leadership and experience have been invaluable to me and the management team in establishing our long-term business strategy, executing on that strategy and managing both short- and long-term risks facing the company.

Commitment to Stockholder Engagement. Our Board values the feedback and insights gained from our engagement with stockholders. During the past year, in addition to our regular discussions with stockholders regarding our financial results, we engaged with stockholders representing more than 50% of shares outstanding on corporate governance, broader sustainability matters and executive compensation. We are committed to including our stockholders' perspectives in our deliberations and we believe that regular communication is necessary in order to ensure thoughtful and informed consideration of evolving best practices in areas of focus for our stockholders.

Our Unique Culture. For nearly a century, we have proudly built a reputation of trust and integrity with our clients and colleagues. Now, more than ever, I believe that this culture and history of integrity is a true competitive advantage and a key differentiator when recruiting and retaining talent, attracting acquisition partners, retaining our valued clients and winning new business.

Looking Ahead. We enter 2025 in a position of strength, with industry leading talent, deep expertise, a recognized brand and a consistent global approach to sales and client service. We believe the market environment will remain supportive of growth during 2025. We anticipate clients will add exposures and coverages to their existing insurance programs. In our benefits consulting business, we expect that payrolls will continue to increase and covered lives will remain strong. We see further growth in claim counts within our claims handling business. Additionally, we believe rising loss costs, increased frequency of catastrophe losses and social inflation will lead to increases in property/casualty rates throughout 2025. Our job as brokers and consultants is to help our clients navigate these market dynamics and I am confident our team will continue to deliver outstanding advice and client service in the coming year.

On behalf of our Board of Directors, thank you for your continued support. We look forward to welcoming you at our 2025 Annual Meeting.

Sincerely,

J. Patrick Gallagher, Jr.
Chairman of the Board and
Chief Executive Officer

1   *See Exhibit A for reconciliations of non-GAAP measures.*

Arthur J. Gallagher & Co.
2850 Golf Road
Rolling Meadows, Illinois 60008-4050

Notice of 2025 Annual Meeting of Stockholders

Dear Stockholder:

We are pleased to invite you to the 2025 Annual Meeting of Stockholders of Arthur J. Gallagher & Co. (Gallagher or the company), which will be held as a virtual meeting, conducted via live audio webcast, on May 13, 2025, at 9:00 AM CDT. At the meeting, stockholders will vote on each item described below and we will transact such other business that properly comes before the meeting.

Voting Items	Board Recommendations
• Elect each of the 10 nominees named in the accompanying Proxy Statement as directors to hold office until our 2026 Annual Meeting (Item 1)	FOR each nominee
• Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025 (Item 2)	FOR
• Approve, on an advisory basis, the compensation of our named executive officers (Item 3)	FOR

Stockholders of record at the close of business on March 17, 2025 are entitled to notice of and to vote at the Annual Meeting. The applicable voting standard and the treatment of abstentions and “broker non-votes” for each of these items are set forth on page 49 of the Proxy Statement. Stockholders may vote shares prior to the meeting by visiting www.proxyvote.com.

On the day of the Annual Meeting, stockholders of record as of the close of business on March 17, 2025, the record date, are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote and ask questions, stockholders of record should go to the meeting website at www.virtualshareholdermeeting.com/AJG2025, enter the 16-digit control number found on your proxy card or Notice of Internet Availability of Proxy Materials, and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice of Internet Availability of Proxy Materials indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in, and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet Availability of Proxy Materials. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a “legal proxy” in order to be able to attend, participate in or vote at the Annual Meeting.

Stockholders are encouraged to log in to the Annual Meeting website before the Annual Meeting begins. Online check-in will be available approximately 10 minutes before the meeting starts. Additional information regarding the rules and procedures for participating in the virtual Annual Meeting will be set forth in our meeting rules of conduct, which stockholders will be able to view during the meeting.

We urge you to read the Proxy Statement for additional information concerning the matters to be considered at the Annual Meeting and then vote in accordance with the Board’s recommendations. Your vote is very important to us.

By Order of the Board of Directors

WALTER D. BAY
GENERAL COUNSEL AND SECRETARY
March 24, 2025

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 13, 2025:

We are making this Notice of Annual Meeting, this Proxy Statement, our 2024 Annual Report, and the Notice of Internet Availability of Proxy Materials available on the Internet at www.materials.proxyvote.com/363576 and mailing copies of these proxy materials to certain stockholders on or about March 24, 2025.

Proxy Statement
Table of Contents



Some of the statements in this proxy statement, including those related to our interim goal of 50% reduction in consolidated Scope 1 and Scope 2 carbon emissions on a per-employee basis by 2030 in addition to our goal of achieving operational net zero carbon emissions (Scope 1 and Scope 2) by 2050, may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We caution investors that these forward-looking statements are not guarantees of future performance, and are subject to certain risks and uncertainties that could cause actual results to differ materially. Factors that could cause our future performance and actual results or outcomes to differ, possibly materially, from those expressed in the forward-looking statements include, but are not limited to, our ability to formulate and implement plans to reduce our Scope 1 and 2 carbon emissions as anticipated; our reliance on third parties, whose actions are outside our control; and the lack of widely accepted standards for measuring carbon emissions associated with insurance and reinsurance brokerage, consulting and claims managements activities, as well as other factors discussed in our 2024 Annual Report on Form 10-K, subsequent Quarterly Reports on Forms 10-Q, and the other filings we make with the Securities and Exchange Commission. Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of, and are based on information available to us on, the date of the applicable document. We do not undertake any obligation to update any forward-looking statements made in or release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement, which speaks as of the date issued, or to reflect new information, future or unexpected events or otherwise, except as required by applicable law or regulation. The inclusion of forward-looking and other sustainability-related statements in this proxy statement is not an indication that these contents are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current and forward-looking sustainability-related statements may be used based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Corporate Governance

ITEM 1 – Election of Directors

Evaluation Process for Director Candidates

The Nominating/Governance Committee considers director candidates suggested by stockholders, management or other members of the Board of Directors (Board) and may hire consultants or search firms to help identify and evaluate potential director candidates. In some cases, nominees have been individuals known to Board members or others. In the case of Richard Harries, a member of senior management initially identified him as a potential director nominee. Prior to his nomination, Mr. Harries met separately with the Chairman and CEO and each member of the Nominating/Governance Committee (which includes our Independent Lead Director), who considered his candidacy. After review and discussion, the Nominating/Governance Committee recommended, and the Board approved, Mr. Harries's appointment to the Board. For information regarding how stockholders can submit a director candidate for consideration by the Nominating/Governance Committee, as well as for information regarding "proxy access," see page 51.

The Nominating/Governance Committee evaluates director candidates by considering their judgment, qualifications, attributes, skills, integrity, gender, racial/ethnic diversity, international business or other experience relevant to our global activities and other factors it deems appropriate. The Committee looks for candidates who are leaders in the organizations with which they are affiliated and have experience in positions with a high degree of responsibility. The Committee seeks candidates free from relationships or conflicts of interest that could interfere with the director's duties to Gallagher or our stockholders. The Committee also evaluates candidates' independence and takes into account applicable requirements under Securities and Exchange Commission (SEC) rules and New York Stock Exchange (NYSE) listing standards.

Board Diversity

Our Board nominees reflect diversity of professional background, experiences, viewpoints, gender, race/ethnicity, tenure, nationality and age. Our Board has adopted the "Rooney Rule" for director searches. Under this policy, our Governance Guidelines provide that, when recruiting director candidates, the Nominating/Governance Committee endeavors to include qualified diverse candidates, and requests that any search firm it engages endeavor to do the same, including women and racially/ethnically diverse persons to expand the pool from which new director nominees are ultimately chosen based on merit. The Committee actively seeks Board members from diverse backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. The Committee assesses the effectiveness of the Board's diversity search policy as part of its annual review process.



These percentages include our Chairman and CEO, Pat Gallagher.

Board Nominees and Vote Required

Upon the recommendation of the Nominating/Governance Committee, the Board has nominated our Chairman and Chief Executive Officer (CEO) and each of the additional nine individuals listed below to hold office until the next annual meeting and the election and qualification of their successors or, if earlier, until their resignation, death or removal. Each of the nominees currently serves on the Board and, except for Mr. Harries who was appointed in July 2024, was last elected at the 2024 annual meeting, and all of the nominees have consented to serve on the Board if elected. If any nominee should become unable or unwilling to serve, the Board may nominate another person to stand for election or reduce the size of the Board.

Each director nominee who receives more "FOR" votes than "AGAINST" votes at the Annual Meeting will be elected. Abstentions will have the same effect as a vote "AGAINST." Any incumbent director nominee who receives a greater number of votes

"AGAINST" election than votes "FOR" election is required to tender an offer of resignation for consideration by the Nominating/Governance Committee in accordance with our Governance Guidelines.

Director Qualifications

We have summarized below the key qualifications and areas of experience that led our Board to conclude that each non-management director nominee is qualified to serve on our Board; however, this is not intended to be an exhaustive list of their qualifications or contributions to our Board.

Non-Management Director Nominees	CEO / COO Experience	Finance / Capital Markets	Change Management	Risk Management / Governance	Sales and Marketing	International	Insurance Industry	Independence
Sherry Barrat	X	X	X	X	X	X		X
Deborah Caplan	X		X	X		X		X
Teresa Clarke	X	X	X	X		X		X
John Coldman	X			X		X	X	
Richard Harries	X		X	X		X	X	X
David Johnson (Lead Independent Director)	X		X	X	X	X		X
Chris Miskel	X		X	X	X	X		X
Ralph Nicoletti		X		X		X		X
Norman Rosenthal		X		X			X	X

 **The Board recommends that you vote "FOR" the election of each of the director nominees listed below**

Gallagher



Age: 75

Director since: 2013

Committee Memberships:
- Compensation (Chair)
- Nominating/Governance

Public Company Boards: 1

Independent

SHERRY BARRAT

Ms. Barrat's qualifications to serve on our Board and chair our Compensation Committee include her executive management, operational and financial experience, in particular her deep understanding of the financial services industry and her experience leading a global client service and sales organization. Her roles at Northern Trust, NextEra Energy and Prudential Insurance mutual funds have given her experience navigating complex and changing regulatory environments. She also has significant experience with change management, including planning and implementing a CEO succession plan as part of NextEra Energy's board.

Career Highlights
- Northern Trust Corporation (1990-2012)
  Global financial holding company
  o Vice Chairman
  o President, Personal Financial Services
  o Member, Management Committee

Previous Public Company Boards
- NextEra Energy, Inc. (1998-2024)
  o Lead Director
  o Executive Committee
  o Compensation Committee
  o Governance & Nominating Committee
- Prudential Insurance mutual funds (2013-2024)
  o Independent trustee or director of various funds
  o Vice Chair, Investment Review Committee
  o Governance & Nominating Committee
  o Compliance Committee



Age: 62

Director since: 2024

Committee Memberships:
- Compensation
- Nominating/Governance

Public Company Boards: 3

Independent

DEBORAH CAPLAN

Ms. Caplan's qualifications to serve on our Board include her senior executive experience, a history of building corporate cultures founded on strong values and her extensive operational experience. Her senior executive roles at NextEra Energy, one of the largest electric power and energy infrastructure companies in North America and a leader in the renewable energy industry, have given her valuable experience navigating a complex regulatory environment and the risks and opportunities presented by climate change. In addition, her experience as a human resources leader and member of other public company boards enable her to contribute to sound corporate governance and executive compensation practices at the company.

Career Highlights
- NextEra Energy, Inc. (2005-2024)
  Electric power and clean energy company
  o Executive Vice President, Human Resources and Corporate Services (2013-2024)
  o Vice President and Chief Operating Officer, Florida Power & Light Company (2011-2013)
  o Vice President of Integrated Supply Chain (2005-2011)
- General Electric Company (prior to 2005)
  Global conglomerate
  o Senior Vice President of Global Operations for Vendor Financial Services, GE Capital
  o Other senior roles in manufacturing and product development, GE Aircraft Engines

Current Public Company Boards
- Valmont Industries, Inc. (2024-present)
  o Human Resources Committee
- Mid-America Apartment Communities, Inc. (2023-present)
  o Compensation Committee (Chair)
  o Nominating & Corporate Governance Committee

Previous Public Company Boards
- Terminix Global Holdings, Inc. (2019-2022)
  o Chair, Compensation Committee
  o Environmental, Health and Safety Committee



Age: 62

Director since: 2021

Committee Memberships:
- Audit
- Risk and Compliance

Public Company Boards: 2

Independent

TERESA CLARKE

Ms. Clarke's qualifications to serve on our Board include her extensive international and financial services expertise, particularly in the areas of corporate finance and mergers & acquisitions. In addition, her roles leading or overseeing technology companies have given her valuable experience in change management, including navigating changing regulatory environments and pivoting businesses to take advantage of new technologies.

Career Highlights
- Africa.com LLC (2010-present)
  Africa-related digital media content company
  o Chair and Chief Executive Officer
- Goldman Sachs & Co. (Prior to 2010)
  Global financial services firm
  o Managing Director, Investment Banking

Current Public Company Boards
- American Tower Corporation (2021-present)
  o Audit Committee

Previous Public Company Boards
- Change Financial Limited (2016-2020) - Australian Stock Exchange
  o Board Chair
  o Audit Committee
- Cim Group Ltd (2016-2020) - Mauritius Stock Exchange
  o Corporate Governance Committee

Community Involvement
- Smithsonian National Museum of African Art (2022-present)
  o Chair, Advisory Board



Age: 77

Director since: 2014

Committee Memberships:
- Risk and Compliance

Public Company Boards: 1

JOHN COLDMAN, OBE

Mr. Coldman's qualifications to serve on our Board include his international insurance industry knowledge, his experience within the Lloyd's and London marketplaces, his experience with public company matters and mergers and acquisitions and his significant expertise in reinsurance.

Career Highlights
- The Benfield Group (1988-2008)
  Reinsurance and risk intermediary company
  o Chairman
  o Managing Director

Previous Public Company Boards
- Omega Insurance Holdings Limited (2010-2012) - London Stock Exchange
  o Chairman
- Brit PLC (1996-2000) - London Stock Exchange
  o Chairman

Other Board Experience
- Lloyd's of London (2001-2006)
  o Deputy Chairman
  o Member of Council
- Roodlane Medical Ltd. (2007-2011)
  o Non-Executive Chairman

Community Involvement
- A U.K. citizen, Mr. Coldman was appointed an Officer of the Order of the British Empire (OBE) in the Queen's Birthday Honours List 2017, for "services to business, young people, and charity."





Age: 73

Director since: 1986

Public Company Boards: 1

Chairman Since 2006

PAT GALLAGHER

Mr. Gallagher is the only member of management serving on the Board. His 51 years of experience with our company and 39 years of service on the Board, his deep knowledge of our company and the insurance industry and his extensive leadership experience greatly enhance the Board's decision making and enable Mr. Gallagher to serve as a highly effective Chairman of the Board.

Career Highlights
- Arthur J. Gallagher & Co. (1974-present)
  - Chairman
  - Chief Executive Officer
  - President and Chief Operating Officer
  - Vice President of Operations
  - Production Account Executive

Previous Public Company Boards
- InnerWorkings, Inc. (2011-2019)
  - Compensation Committee
  - Nominating/Governance Committee

Insurance Industry Affiliations
- The Institutes, previously known as American Institute for Chartered Property Casualty Underwriters (2003-present)
  - Board of Trustees

Community Involvement
- Mr. Gallagher was granted Freedom of the City of London in 2007 by the city's Lord Mayor in recognition of his outstanding contribution to the Lloyd's insurance market and for his support of the Gallagher Lifelong Learning scholarships.



Age: 60

Director since: 2024

Committee Memberships:
- Audit
- Risk and Compliance

Public Company Boards: 1

Independent

RICHARD HARRIES

Mr. Harries' qualifications to serve on our Board include over 35 years of insurance industry experience in the UK and other highly regulated markets and his experience growing businesses as an operational leader. His roles at Atrium Underwriters Limited provided him with significant experience in mergers & acquisitions and change management, including with respect to technology initiatives.

Career Highlights

- Atrium Underwriters Limited (1997-2023)
  Lloyd's managing agent and syndicate
  - Chief Executive Officer and Director
  - Chief Underwriter Officer
  - Energy Underwriter

- Willis Faber & Dumas (1987-1997)
  Insurance broker
  - Executive Director, Head of International Energy
  - Other senior roles in the energy sector

Other Board Experience
- Lloyd's Market Association (2014-2022)
- London Market Group (2020-2022)
  - Target Operating Module Oversight Board



Age: 68

Director since: 2003

Committee Memberships:
- Compensation
- Nominating/Governance
- Risk and Compliance

Public Company Boards: 1

Independent Lead Director since 2016

DAVID JOHNSON

Mr. Johnson's qualifications to serve on our Board and as Independent Lead Director include his knowledge of corporate governance and executive compensation best practices and his experience as a senior executive of global businesses. These roles have provided him with significant experience in change management and navigating complex regulatory environments.

Career Highlights
- Aryzta AG, now Aspire Bakeries (2018-2021)
  Global food business
  - o   Non-Executive Chairman, North America
  - o   Chief Executive Officer, North America
- Barry Callebaut AG (2009-2017)
  Cocoa and chocolate products manufacturer
  - o   President and Chief Executive Officer, Americas
  - o   Member, Global Executive Committee
- Michael Foods, Inc. (2007-2009)
  Food processor and distributor
  - o   President, Chief Executive Officer and Board Member
  - o   Chief Operating Officer
- Kraft Foods Global, Inc. (prior to 2007)
  Global food and beverage company
  - o   President, Kraft Foods North America
  - o   Member, Management Committee
  - o   Other senior roles in marketing, strategy, operations, procurement and general management

Other Board Experience
- Mosaic Flavors (2022-present)
- Jacobs Holding AG (2018-2021)
  - o   Board of Advisors
- Michael Foods, Inc. (2008-2009)



Age: 50

Director since: 2020

Committee Memberships:
- Nominating/Governance (Chair)
- Compensation

Public Company Boards: 1

Independent

CHRIS MISKEL

Mr. Miskel's qualifications to serve on our Board and chair our Nominating/Governance Committee include his senior executive experience, his involvement in setting strategy for large businesses such as Lilly, Baxter, Baxalta and Shire, his extensive sales and marketing experience, and his knowledge of the healthcare industry and related privacy and cybersecurity issues. His senior roles in the pharmaceutical industry have also provided him with experience navigating complex and changing regulatory environments.

Career Highlights
- Versiti, Inc. (2017-present)
  Blood products supply company
  - o   President and Chief Executive Officer
- Baxter / Baxalta / Shire (2013-2017) – Baxalta Incorporated spun off from Baxter International Inc. in 2015 and was acquired by Shire plc in 2016
  Global healthcare and pharmaceutical companies
  - o   Head of Immunology (2015-2017)
  - o   Vice President, Plasma Strategy and New Products, Global BioTherapeutics (2014-2015)
  - o   Vice President, U.S. BioScience National Accounts (2013-2014)
- Eli Lilly and Company (prior to 2013)
  Pharmaceutical company
  - o   General Manager, Lilly Australia and New Zealand
  - o   Other senior roles

Community Involvement
- Butler University (2021-present)
  - o   Board of Trustees
- Medical College of Wisconsin (2018-present)
  - o   Board of Directors





Age: 67

Director since: 2016

Committee Memberships:
- Audit (Chair)

Public Company Boards: 1

Independent

RALPH NICOLETTI

Mr. Nicoletti's qualifications to serve on our Board and chair our Audit Committee include his experience as a senior executive of global businesses, his deep financial management expertise, capital markets experience and knowledge of the healthcare industry and related privacy and cybersecurity issues.

Career Highlights
- The AZEK Company, Inc. (2019-2021)
  Building products company
  o Senior Vice President and Chief Financial Officer
- Newell Brands, Inc. (2016-2018)
  Global consumer goods company
  o Executive Vice President and Chief Financial Officer
- Tiffany & Co. (2014-2016)
  Global luxury jewelry company
  o Executive Vice President and Chief Financial Officer
- Cigna Corporation (2011-2013)
  Global healthcare and insurance company
  o Chief Financial Officer
- Alberto Culver, Inc. (2007-2011)
  Beauty products company
  o Executive Vice President and Chief Financial Officer
- Kraft Foods, Inc. (prior to 2007)
  Global food and beverage company
  o Senior Vice President of Corporate Audit
  o Other senior financial management roles

Other Board Experience
- The Aspen Group (2024-present)
  o Chair, Audit Committee
- GPA Global (2023-present)
  o Chair, Audit Committee
- Cooper's Hawk Winery & Restaurants (2021-present)
  o Chair, Audit Committee



Age: 73

Director since: 2008

Committee Memberships:
- Risk and Compliance (Chair)
- Audit

Public Company Boards: 1

Independent

NORMAN ROSENTHAL, PH.D.

Dr. Rosenthal's qualifications to serve on our Board and chair our Risk and Compliance Committee include his experience in the insurance and finance industries, including extensive experience serving on public company boards of insurance, reinsurance and reinsurance services companies, and his experience as a securities analyst in his prior executive roles at Morgan Stanley.

Career Highlights
- Norman L. Rosenthal & Associates, Inc. (1996-present)
  P&C industry management consulting firm
  o President
- Lindsay Goldberg LLC (2016-present)
  Private equity firm
  o Affiliated Partner
- Morgan Stanley & Co. (prior to 1996)
  Global investment bank
  o Managing Director

Previous Public Company Boards
- National Interstate Corporation (2015-2016)
- Aspen Insurance Holdings, Ltd. (2002-2009)
- Mutual Risk Management Ltd. (1997-2002)
- Vesta Insurance Group, Inc. (1996-1999)

Other Board Experience
- The Plymouth Rock Company (2009-present)
- The Plymouth Rock Management Company of New Jersey (2016-present)

Key Governance Practices

The Board and Nominating/Governance Committee continually evaluate governance best practices and consider modifications to our corporate governance that support our strategic objectives, protect the long-term interests of our stockholders and promote management accountability. Set forth below are several key governance practices:

- Annual majority vote to elect directors
- Demonstrated Board refreshment with emphasis on diverse skill set
- Governance Guidelines include a retirement policy for directors
- Proxy access (3% ownership / 3 years / group of up to 20 / greater of 20% of Board seats or 2 directors)
- Independent Lead Director with clearly identified role
- Annual Board and committee self-evaluations
- Directors subject to stock ownership guidelines
- Significant portion of Board compensation in the form of equity awards
- Regular executive sessions of the Board and committees
- Board and committee oversight of strategy, risk and sustainability initiatives
- Robust stockholder engagement program

Board Leadership Structure

Pat Gallagher currently serves as Chairman of the Board and CEO. With the exception of Messrs. Gallagher and Coldman, all Board members are independent and actively oversee the activities of the Chairman and other members of the senior management team. We believe that our Board leadership structure allows us to take advantage of Pat Gallagher's extensive experience and knowledge of our business, which enriches the Board's decision making. Pat Gallagher's role as Chairman and CEO also enhances communication and coordination between management and the Board on critical issues.

David Johnson has served as our Independent Lead Director since 2016. The duties and responsibilities of the Independent Lead Director are set forth below.

Independent Lead Director Duties & Responsibilities
Act as a liaison between the Chairman and the other directors
Be available for consultation and communication with stockholders as appropriate
Call and preside over executive sessions of the Board without the Chairman or other members of management present
Consult with the Chairman and approve Board meeting agendas and schedules
Consult with the Chairman and approve information provided to the Board
Consult with committee chairs with respect to agendas and information needs relating to committee meetings
Work closely with and act as an advisor to the Chairman; be available to discuss with other directors concerns about the company or the Board and relay those concerns, where appropriate, to the Chairman or other members of the Board; and be familiar with corporate governance best practices
Provide leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict
Conduct the annual performance evaluation of Pat Gallagher in his capacity as Chairman and, together with the Nominating/Governance Committee, evaluate the Board as a whole and review the contributions of each Board member
Perform such other duties and responsibilities as the Board may determine

Our non-management and independent directors meet regularly in executive sessions. Executive sessions are held at the beginning and at the end of each regularly scheduled in-person or virtual Board meeting. Other executive sessions may be called by the Independent Lead Director at his discretion or at the request of the Board. Executive sessions at the full-Board level are chaired by our Independent Lead Director. The committees of the Board also meet regularly in executive sessions.

The Board believes that its leadership structure as described above provides an effective framework for addressing the risks and opportunities facing our company, as it effectively allocates authority, responsibility, and oversight between management and the Board. The Board believes the role of the Independent Lead Director underscores our continuing commitment to strong corporate



governance and Board independence. The Board believes that the Independent Lead Director's ability to call meetings of the Board when necessary improves the independence of the Board's leadership structure and its role in risk oversight.

Director Independence

The Board has conducted its annual review of the independence of each director nominee under NYSE standards and the independence standards set forth in Appendix A of our Governance Guidelines (available on our website located at www.ajg.com/ir, under the heading "Corporate Governance"). Based upon its review, the Board has concluded in its business judgment that, with the exception of Pat Gallagher and John Coldman, each of the other director nominees (Sherry Barrat, Deborah Caplan, Teresa Clarke, Richard Harries, David Johnson, Chris Miskel, Ralph Nicoletti, and Norman Rosenthal) is independent. William Bax, who did not stand for re-election at the 2024 Annual Meeting, was independent during the time he served on the Board.

Compensation Committee Interlocks and Insider Participation

During 2024, Sherry Barrat, Deborah Caplan, David Johnson and Chris Miskel served on the Compensation Committee with Sherry Barrat serving as Chair. None of the members of the Board who served on the Compensation Committee is a former or current officer or employee of the company or any of our subsidiaries, is involved in a relationship requiring disclosure as an interlocking executive officer or director or had any relationship requiring disclosure under Item 404 of Regulation S-K.

Stockholder Views

Our Board pays close attention to the views of our stockholders, including the 90.3% approval rate received for our "say on pay" proposal in 2024, when making determinations regarding corporate governance and executive compensation. During the past year, members of our management team and Board engaged with stockholders representing more than 50% of our outstanding shares to discuss various governance, executive compensation and sustainability matters.

Board's Role in Risk Oversight

The Board has delegated primary responsibility for risk oversight to the Risk and Compliance Committee. However, the Board retains overall responsibility for risk oversight, reviews significant risk matters at the full-Board level when appropriate, regularly discusses CEO succession planning, including emergency succession plans, and provides oversight of succession planning for certain other senior management positions in consultation with the CEO.

The Risk and Compliance Committee oversees enterprise risk management (ERM) and compliance with laws and regulations. Among other things, the Committee regularly reviews our major risk exposures and management's activities to mitigate and monitor such exposures; reviews our process for identifying and assessing risks, including emerging risks; reviews and discusses with management our risk appetite statements; reviews our business continuity and crisis management framework, including our incident response plans and reviews our ethics and compliance program, including our Global Standards of Business Conduct and significant legal and regulatory compliance matters. We have a management-level ERM Committee consisting of a Chair and senior personnel representing functional, business and geographic areas across the company, with broad oversight of ERM. The Chair of the ERM Committee, Chief Compliance Officer, Chief Information Officer and Chief Information Security Officer attend each meeting of the Risk and Compliance Committee, as well as regular meetings of the senior executive team dedicated to compliance and risk, and report on our most significant risk exposures. These include significant compliance, data privacy, cybersecurity, sustainability and artificial intelligence matters. See page 10 below for additional information regarding the responsibilities and activities of the Risk and Compliance Committee.

The other committees of the Board oversee the management of risks within their areas of responsibility. The Risk and Compliance Committee coordinates and communicates with these other committees as appropriate. In addition, to facilitate coordination and communication between the committees with respect to risk matters, the Risk and Compliance Committee includes at least one member from each other committee. The Risk and Compliance Committee (and each other committee as appropriate) reports regularly to the Board regarding our major risks and steps undertaken to monitor and mitigate such risks.

For each committee of the Board, the tables below set forth its primary responsibilities, including certain key matters relating to risk oversight, as well as its membership, independence, and number of meetings held in 2024. See "Sustainability Oversight and Activities" beginning on page 12 for information regarding each committee's role in overseeing sustainability matters.



Met 8 times in 2024
Committee Members:
- Ralph Nicoletti (Chair)
- Teresa Clarke
- Richard Harries
- Norman Rosenthal

Audit Committee

The Audit Committee's responsibilities include general oversight of the integrity of our financial statements; finance activities; our independent registered public accounting firm's qualifications and independence; the performance of our internal audit function and independent registered public accounting firm; and, in coordination with the Risk and Compliance Committee, our compliance with legal and regulatory requirements and enterprise risk assessment and management. The Audit Committee manages our relationship with our independent registered public accounting firm, including its appointment, retention, termination and compensation.

Internal Audit

The Committee oversees an internal audit department, the head of which reports directly to the Committee on matters other than day-to-day operations. The internal audit department is independent from management and the Committee defines its responsibilities. Among other things, the purpose of the department is to bring a systematic and disciplined approach to evaluating and improving the effectiveness of our risk management, control and governance processes. The internal audit department evaluates the effectiveness of our risk management processes, performs consulting and advisory services for us related to risk management, and reports significant risk exposures to the Audit Committee or Risk and Compliance Committee, as appropriate.

Independence and Audit Committee Financial Experts

Each member of the Audit Committee meets the additional heightened independence and other requirements of the NYSE listing standards and SEC rules. In addition, the Board has determined that each of Messrs.Nicoletti and Rosenthal and Ms. Clarke qualifies as an "audit committee financial expert" under SEC rules.



Met 4 times in 2024
Committee Members:
- Norman Rosenthal (Chair)
- Teresa Clarke
- John Coldman
- Richard Harries
- David Johnson

Risk and Compliance Committee

The Risk and Compliance Committee's responsibilities include reviewing our ERM program, including risk identification, risk appetite, risk assessment and risk mitigation; reviewing management's approach to identifying and prioritizing our most significant risk exposures and discussing with management the steps that have been taken to mitigate and monitor such exposures; reviewing our management of risks related to cybersecurity and information security, including artificial intelligence risks; receiving regular reports from our Chief Information Officer and/or Chief Information Security Officer regarding the overall status of our cybersecurity and information security programs; reviewing our business continuity and crisis management framework, including incident response plans; receiving regular reports from our Chief Compliance Officer, including with respect to complaints received from internal and external sources, and reviewing our ethics and compliance program, including our Global Standards of Business Conduct and significant legal and regulatory compliance matters.

See "Sustainability Oversight and Activities" below for additional information regarding the Committee's areas of responsibility.





Met 5 times in 2024
Committee Members:

- Sherry Barrat (Chair)
- Deborah Caplan
- David Johnson
- Chris Miskel

Compensation Committee

The Compensation Committee's responsibilities include reviewing and approving compensation arrangements for our CEO and other executive officers; reviewing our strategies and policies related to human capital management; and reviewing our overall compensation structure to avoid incentives that promote excessive risk-taking by executive officers and other employees (see "Compensation Risk Oversight" below). The Committee engaged a compensation consultant to assist it in carrying out its duties and responsibilities in 2024. The Committee has the sole authority to retain and terminate such compensation consultant and the sole authority to approve such consultant's fees and other retention terms. For more information regarding the role of the Committee's compensation consultant in setting compensation, see page 30.

Compensation Risk Oversight

The Committee reviews our overall compensation policies and practices to determine whether our program provides incentives for executive officers and other employees to take excessive risks. Based upon an analysis conducted by management and discussions between management and the Committee, the Committee has determined that our compensation policies and practices do not present risks that are likely to have a material adverse effect on us or our business. In reaching this determination, the Committee and management noted the following:

(i) no single business unit bears a disproportionate share of our overall risk profile;

(ii) no single business unit is significantly more profitable than the other business units;

(iii) our compensation practices are substantially consistent across all business units both in the amount and types of compensation awarded;

(iv) substantially all of our revenue-producing employees are sales professionals whose compensation is tied to the amount of revenue received by the company;

(v) our annual cash incentive program caps payouts at 200% of target awards; and

(vi) our performance share units (PSUs) are capped at 200% of target awards and are based on average performance over a three-year measurement period.

In addition, a significant portion of our senior executives' compensation is deferred and invested in our stock through our Deferred Equity Participation Plan and our senior executives own significant amounts of stock. Stock options vest on the third, fourth and fifth anniversaries of the grant date and PSUs vest on the third anniversary of the grant date. Based on the above, the Committee believes that our compensation practices help ensure that no single year's results and no single corporate action has a disproportionate effect on senior executives' annual compensation, and encourage steady and consistent long-term performance.

Independence

Each member of the Compensation Committee meets the additional heightened independence and other requirements of the NYSE listing standards.



Met 3 times in 2024
Committee Members:

- Chris Miskel (Chair)
- Sherry Barrat
- Deborah Caplan
- David Johnson

Nominating/Governance Committee

The Nominating/Governance Committee's responsibilities include identifying qualified Board and Board committee candidates; engaging in succession planning for the Board and key leadership roles on the Board and its committees; recommending changes to the Board's size and composition; reviewing and making recommendations to the Board with respect to director compensation; recommending director independence standards and governance guidelines; and reviewing legal and regulatory compliance risks relating to corporate governance. The Committee also reviews related person transactions to evaluate whether our directors and executive officers have conflicts of interest that could interfere with their ability to carry out their duties to the company.

Independence

Each member of the Nominating/Governance Committee is independent under NYSE standards.

Sustainability Oversight and Activities

The Board maintains overall oversight of sustainability matters. Each Board committee oversees sustainability matters within its scope of responsibility as described below and reports to the full Board as appropriate. In addition, from time to time, the full Board receives presentations regarding key sustainability topics.

Audit Committee. The Audit Committee reviews ERM with the assistance of the Risk and Compliance Committee, including sustainability matters such as climate and cybersecurity risks. The Audit Committee also reviews our tax strategies.

Compensation Committee. The Compensation Committee reviews our strategies and policies related to human capital management, including workplace environment and culture, and talent development and retention.

Nominating/Governance Committee. The Nominating/Governance Committee oversees our corporate governance principles and practices, and receives regular updates on governance developments from the General Counsel and other members of management. As part of succession planning for the Board and key Board and committee leadership roles, and in support of its strategy to promote diversity on the Board, the Board adopted a policy that the Nominating/Governance Committee endeavor to include qualified diverse candidates, including women and racially/ethnically diverse persons to expand the pool from which new director nominees are ultimately chosen based on merit.

Risk and Compliance Committee. The Risk and Compliance Committee reviews and discusses a variety of sustainability-related risks and related mitigation strategies identified by the management-level ERM Committee and senior executive team. These include risks relating to human capital management, cybersecurity, data privacy, reputation and climate change. On a quarterly basis, the Chief Information Officer and Chief Information Security Officer update the Committee on our cybersecurity program. In addition, the Committee has responsibility for reviewing our ethics and compliance program, including the Global Standards of Business Conduct, and receives regular reports from the Chief Compliance Officer.

Sustainability Activities. The company has a management-level committee consisting of employees from across our global businesses and corporate departments, with responsibility for coordinating and communicating the company's sustainability initiatives. Our Impact Report, EEO-1 Employer Information Report and other sustainability-related materials can be found on our website at investor.ajg.com/esg. The Impact Report includes our goal to reach operational net zero carbon emissions (Scope 1 and Scope 2) by 2050 and our interim goal of a consolidated 50% reduction in such emissions, on a per-employee basis, by 2030. It also highlights how we help our clients manage climate-related risks and other sustainability-related client services. In our disclosures, we aim to align with the Global Reporting Initiative (GRI) Standards, the Sustainability Accounting Standards Board (SASB) standards and the Task Force on Climate-related Financial Disclosure (TCFD) recommendations. Such reports and other information on our website are not deemed part of this Proxy Statement and are not incorporated by reference.



Other Board Matters

Attendance. The Board expects each director to attend and participate in all Board and applicable committee meetings and annual meetings of stockholders. Each director is expected to prepare for meetings in advance and to dedicate the time necessary to discharge properly their responsibilities at each meeting and to ensure other commitments do not materially interfere with their service on the Board. During 2024, the Board met 12 times. All of the current directors attended 75% or more of the aggregate meetings of the Board and committees on which they served during 2024. In addition, all directors then serving on the Board attended the 2024 Annual Meeting.

Stockholder Communications with the Board. A stockholder or other party interested in communicating with the Board, any of its committees, the Chairman, the Independent Lead Director, the non-management directors as a group or any director individually may do so by writing to the attention of the Corporate Secretary at our principal executive offices, Arthur J. Gallagher & Co., c/o Corporate Secretary, 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. Where appropriate, our Independent Lead Director is available for consultation and communication with stockholders.

Corporate Governance Materials. We are committed to sound and effective corporate governance. To that end, the Board has adopted Governance Guidelines that set forth principles to assist it in determining director independence and other important corporate governance matters. The Board has also adopted Global Standards of Business Conduct (the Global Standards) that apply to all directors, executive officers and other employees. The Global Standards, along with our Governance Guidelines and the charters of the Audit, Compensation, Nominating/Governance and Risk and Compliance Committees, are available at www.ajg.com/ir, under the heading "Corporate Governance." We intend to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding any amendment to, or waiver from, the Global Standards with respect to any of our directors or executive officers by posting such information on our website.

Insider Trading Policy. We have an Insider Trading Policy covering transactions in our securities that applies to directors, officers, employees and certain of their family members and controlled entities. The policy may also apply to other persons such as consultants or contractors designated by the company. Our Insider Trading Policy states that transactions by the company in our own securities will comply with applicable securities and state laws. We believe our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules, regulations and listing standards applicable to us. For additional details, please refer to our Insider Trading Policy, which we filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2024.

Director Compensation

The Board sets the amount and form of non-management director compensation based upon recommendations made by the Nominating/Governance Committee. In 2024, the Nominating/Governance Committee engaged Pearl Meyer & Partners, LLC (Pearl Meyer) to assess the competitiveness of our director pay program against the same peer group that is used to assess the competitiveness of our executive compensation program and a "Top 200" large company survey. Pearl Meyer found that pay levels for our Board were below the 50th percentile of our peer group and between the 50th and 75th percentile of the Top 200 survey. Taking these benchmark results into consideration, in 2024, the target value of the annual equity grant was increased from $190,000 to $200,000 and the annual cash retainer was increased from $125,000 to $130,000. In addition, the annual fee for the Independent Lead Director was increased from $35,000 to $40,000, and the annual fee for the Audit Committee Chair was increased from $30,000 to $35,000. The other Committee Chair fees remained the same, as follows: $25,000 for each of the Compensation Committee and Risk and Compliance Committee and $20,000 for the Nominating/Governance Committee. Pearl Meyer found that pay levels for our Board would be between the 50th and 75th percentiles of both benchmarks once we implemented these changes.

On May 7, 2024, each non-management director was granted 850 restricted stock units (RSUs) that vest on the first anniversary of the date of grant (or immediately upon a director's departure from the Board). Richard Harries, who joined the Board on July 24, 2024, was granted a prorated award of 669 RSUs as of such date. Under our stock ownership guidelines, directors with at least five years of service are expected to own an amount of our common stock with a value equal to five times the cash portion of the annual director retainer. All of our directors with five or more years of service meet these guidelines.

Non-management directors may elect to defer all or a portion of their annual cash retainer or RSUs under our Deferral Plan for Nonemployee Directors. Deferred cash retainers and RSUs are converted to notional stock units, which are credited to individuals' accounts along with dividend equivalents when dividends are paid on our common stock. Deferred amounts credited to directors' individual accounts are distributed in the form of common stock at a date specified by each director or upon such director's departure from the Board.

Directors are reimbursed for travel and accommodation expenses incurred in connection with attending Board and committee meetings.

Name	Fees Earned or Paid in Cash ($)[3]	Stock Awards ($)[4]	Total ($)
Sherry Barrat	153,750	208,267	362,017
William Bax[1]	37,500	—	37,500
Deborah Caplan	97,500	208,267	305,767
Teresa Clarke	128,750	208,267	337,017
John Coldman	128,750	208,267	337,017
Richard Harries[2]	65,000	183,520	248,520
David Johnson	167,500	208,267	375,767
Chris Miskel	148,750	208,267	357,017
Ralph Nicoletti	162,500	208,267	370,767
Norman Rosenthal	153,750	208,267	362,017

(1) Mr. Bax did not stand for re-election at our 2024 Annual Meeting.

(2) Mr. Harries joined the Board of Directors on July 24, 2024.

(3) Mr. Miskel has elected to defer cash retainer payments pursuant to the Deferral Plan for Nonemployee Directors.

(4) This column represents the full grant date fair value of RSUs granted in 2024 in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*, except that in accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. For additional information on the valuation assumptions with respect to awards of RSUs, refer to Note 12 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2024. Each director had 850 unvested RSUs outstanding as of December 31, 2024 other than Mr. Harries, who had 669 unvested RSUs outstanding. Messrs, Miskel and Nicoletti and Ms. Clarke have elected to defer RSU awards pursuant to the Deferral Plan for Nonemployee Directors.



Certain Relationships and Related Person Transactions

How We Review and Approve Related Person Transactions

The company maintains a written Related Person Transactions Policy. We review all relationships and transactions exceeding $120,000 in which the company participates and in which any related person (our directors and executive officers or their immediate family members and any persons owning 5% or more of our common stock) had or will have a direct or indirect material interest, subject to certain exceptions. These include certain transactions that do not require disclosure under Item 404 of Regulation S-K, such as compensation of our executive officers and directors, among others, and which are deemed pre-approved under our Related Person Transactions Policy. The company's legal staff is primarily responsible for reviewing such relationships and transactions based on the facts and circumstances, and for developing and implementing processes and controls for obtaining and evaluating information about related person transactions. As required by SEC rules, we disclose in this Proxy Statement all such transactions that are determined to be directly or indirectly material to a related person and that are required to be disclosed under Item 404 of Regulation S-K. In addition, the Nominating/Governance Committee reviews and approves or disapproves any such related person transaction. In the course of reviewing and determining whether or not to approve a disclosable related person transaction, the Committee considers the following factors:

- Nature of the related person's interest in the transaction

- Material transaction terms, including the amount involved

- Whether the transaction is on terms no less favorable than could have been reached with an unrelated third party

- For employment arrangements that require disclosure under Item 404 of Regulation S-K, whether compensation is commensurate with that of other employees with equivalent qualifications and responsibilities and holding similar positions

- Importance and potential benefits of the transaction to the related person and to the company

- Whether the transaction would impair a director or executive officer's judgment to act in the company's best interest

- Whether the transaction was undertaken in the ordinary course of business

- Any other matters the Committee deems appropriate, including the conflicts of interest and corporate opportunity provisions of our Global Standards of Business Conduct.

Related Person Transactions for 2024

Tom Gallagher, our President and one of our named executive officers, is the brother of our CEO. His compensation was approved by the Compensation Committee and is disclosed in the *2024 Summary Compensation Table* below. In 2024, the following relatives of Tom Gallagher were employed with us: (i) Michael Gallagher, his son, is a branch manager within our brokerage segment, and received total compensation of $794,578, and (ii) Kevin Gallagher, his son, is a strategic planning leader within our brokerage segment, and received total compensation of $525,716.

Patrick Gallagher, our Chief Operating Officer, is the son of our CEO. His compensation was approved by the Compensation Committee and is disclosed in the *2024 Summary Compensation Table* below.

In 2024, the following additional relatives of Pat Gallagher, our CEO, were employed with us: (i) Jennifer Gallagher, his sister, is head of a specialty sales unit within our brokerage segment and received total compensation of $1,289,219; (ii) Shannon Gallagher, his daughter, is a marketing partnership development manager and received total compensation of $566,195; (iii) Sean Gallagher, his son, is a regional manager within our brokerage segment and received total compensation of $1,286,733; and (iv) Brendan Gallagher, his son, is a branch manager within our brokerage segment and received total compensation of $1,409,666.

Jonathan Hudson, the son of Scott Hudson, President of our risk management segment, is a producer in our brokerage segment and received total compensation of $387,549 for 2024. Norah Shipman, daughter of David Johnson, one of our directors, is an account manager in our brokerage segment and received total compensation of $133,566 for 2024. John Bickhart, the son-in-law of Doug Howell, our Chief Financial Officer, is a business systems analyst lead and received total compensation of $335,000.

The following relatives of Mike Pesch, our Chief Executive Officer, Global Brokerage - Americas, were employed with us in 2024: (i) Derek Van der Voort, his brother-in-law, is a branch manager in our brokerage segment and received total compensation of $851,219, and (ii) Wes Van der Voort, his brother-in-law, is a branch manager in our brokerage segment and received total compensation of $889,501.

The total compensation (salary, bonus, and the grant value of equity and cash awards) of each related person described above was commensurate with that of other employees with equivalent qualifications and responsibilities and holding similar positions.

Security Ownership by Certain Beneficial Owners and Management

The table below presents information concerning beneficial ownership of our common stock by: (i) each person we know to be the beneficial owner of more than 5% of our outstanding shares of common stock (as of the date indicated in the footnotes below); (ii) each of our named executive officers, directors and director nominees (as of March 17, 2025); and (iii) all of our executive officers and directors as a group (as of March 17, 2025). The percentage calculations in this table are based on a total of 255,734,802 shares of our common stock outstanding as of the close of business on March 17, 2025. Unless otherwise indicated below, to our knowledge, the individuals and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.

| | | Common Stock Issuable Within 60 Days of March 17, 2025 | | | |
Name	Shares of Common Stock[1]	Stock Options	Restricted Stock Units [2]	Total Beneficial Ownership	Percent of Common Stock Outstanding
5% Stockholders					
The Vanguard Group [3] 100 Vanguard Blvd. Malvern, PA 19355	25,553,064	N/A	N/A	25,553,064	10.0%
BlackRock, Inc. [4] 50 Hudson Yards New York, NY 10001	17,415,095	N/A	N/A	17,415,095	6.8%
Named executive officers, directors and nominees					
Pat Gallagher	1,001,369[5]	175,859	—	1,177,228	*
Doug Howell	299,011[6]	57,823	—	356,834	*
Tom Gallagher	635,067[7]	86,575	—	721,642	*
Patrick Gallagher	243,971[8]	17,944	—	261,915	*
Walt Bay	87,059[9]	53,616	—	140,675	*
Sherry Barrat	16,533	—	850	17,383	*
Deborah Caplan	—	—	850	850	*
Teresa Clarke	2,894	—	850	3,744	*
John Coldman	13,694	—	850	14,544	*
Richard Harries	—	—	669	669	*
David Johnson	44,783	—	850	45,633	*
Chris Miskel	7,123[10]	—	850	7,973	*
Ralph Nicoletti	15,586	—	850	16,436	*
Norman Rosenthal	40,254[11]	—	850	41,104	*
All directors and executive officers as a group (21 people)	**2,728,392**	**628,596**	**7,469**	**3,364,457**	**1.3%**

* Less than 1%

(1) For executive officers, includes "notional stock units" held under our SS&T Plan (see page 34) and awards vesting within 60 days of March 17, 2025 under the DEPP (see page 34) for participants over the age of 61. Under the SS&T Plan, some of our executive officers have deferred equity awards upon vesting or elected to invest other deferred amounts into a Gallagher common stock fund. These deferred notional stock units are included because the plan permits participants to elect to move in and out of the Gallagher common stock fund and, as a result, participants have investment power with respect to the underlying shares.

(2) All non-management director unvested RSUs vest immediately upon a director's departure from the Board, and are included because a director could depart the Board at his or her discretion and acquire rights to the underlying stock within 60 days.

(3) Share total obtained from a Schedule 13G/A filed on February 13, 2024 by The Vanguard Group reporting ownership as of December 29, 2023. Vanguard disclosed that it had sole voting power with respect to zero of these shares, shared voting power with respect to 273,811 shares, sole investment power with respect to 24,644,664 shares, and shared investment power with respect to 908,400 shares.

(4) Share total obtained from a Schedule 13G/A filed on January 25, 2024 by BlackRock, Inc. reporting ownership as of December 31, 2023. BlackRock disclosed that it had sole voting power with respect to 16,043,811 of these shares and sole investment power with respect to the full number of shares disclosed.

(5) Includes 59,640 notional stock units (see footnote (1) above); 218,955 shares held in trust for the benefit of his children by his wife, Anne Gallagher, and another, as trustees, and over which he has shared voting and shared investment power; 271,525 shares held in a revocable



trust of which his wife is the sole trustee and over which he has no voting or investment power and therefore disclaims beneficial ownership; 255,965 shares held by Elm Court LLC, a limited liability company of which the voting LLC membership interests are owned by Pat Gallagher and the non-voting LLC membership interests are owned by a grantor retained annuity trust of which Pat Gallagher is the trustee; 66,703 shares held in an irrevocable trust of which he is the sole trustee; 5,328 shares held in trust for the benefit of his children of which he is the sole trustee; and 418 shares held in his 401(k) account.

(6) Includes 210,996 notional stock units (see footnote (1) above); 3,165 shares held by his wife, over which he has no voting or investment power and therefore disclaims beneficial ownership; and 418 shares held in his 401(k) account.

(7) Includes 11,387 notional stock units (see footnote (1) above); 62,295 shares held in a grantor retained annuity trust of which he is the sole beneficiary; 118,800 shares held in trusts for the benefit of his children, of which his wife is the sole trustee, and over which he has no voting or investment power and disclaims beneficial ownership; 32,428 shares held by his wife, over which he has no voting or investment power; 66,709 shares held in an irrevocable trust of which he is the sole trustee; and 418 shares held in his 401(k) account.

(8) Includes 54,859 shares held in an irrevocable trust by his mother, Anne Gallagher, and another, as trustees and over which he has no voting or investment power; 10,120 shares held in trusts for the benefit of his children, of which his wife is the sole trustee, and over which he has no voting or investment power; 8,084 shares held in a revocable trust of which his wife is the sole trustee and as to which he disclaims beneficial ownership; 83,407 shares held in trust for the benefit of the reporting person's children, of which he is a trustee; 20,032 shares held in trust for the benefit of his children, of which he is a trustee; and 418 shares held in his 401(k) account.

(9) Includes 5,228 notional stock units (see footnote (1) above) and 418 shares held in his 401(k) account.

(10) Includes 1,977 notional stock units held under our Deferral Plan for Nonemployee Directors (see page 14).

(11) Includes 2,500 shares held in a joint brokerage account with Caryl Rosenthal and 2,000 shares held in a joint brokerage account with Marisa Rosenthal. Dr. Rosenthal has shared voting and investment power with respect to these shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the company's directors and executive officers, and persons who own more than 10% of the company's common stock, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of the company's common stock. The company assists its directors and executive officers by monitoring transactions and completing and filing Section 16 reports on their behalf. To our knowledge, based solely on a review of the filed reports and written representations that no other reports are required, we believe that each of the company's directors and executive officers complied with all such filing requirements in a timely manner during 2024.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024, regarding the number of shares of our common stock that may be issued under our equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	9,440,055 [1]	148.26 [2]	15,791,197 [3]
Equity compensation plans not approved by security holders	6,300 [4]	—	—
Total	944,354	148.26 [2]	15,791,197

(1) This amount includes the following:

- 7,340,613 shares that may be issued in connection with outstanding stock options;
- 171,084 shares that may be issued in connection with earned PSUs, and unearned PSUs valued at target levels; and
- 1,928,358 unvested RSUs.

(2) Indicates the weighted average exercise price of the outstanding stock options included in column (a).

(3) This amount includes the following:

- 11,057,787 shares available under the 2022 Long-Term Incentive Plan; and
- 4,733,410 shares available under our Employee Stock Purchase Plan.

(4) This amount represents deferred RSUs under the Restricted Stock Plan, an equity compensation plan not approved by stockholders under which we have outstanding awards. All of our directors, officers and employees were eligible to receive awards under the plan, which provided for the grant of contingent rights to receive shares of our common stock. Awards under the plan were granted at the discretion of the Compensation Committee. Each award granted under the plan represents the right of the holder of the award to receive shares of our common stock, cash or a combination of shares and cash, subject to the holder's continued employment with us for a period of time after the grant date of the award. The Compensation Committee determined each recipient of an award under the plan, the number of shares of common stock subject to such an award and the period of continued employment required for the vesting of such award. The last year we made awards under this plan was 2009.



Audit Matters

ITEM 2 – Ratification of Appointment of Independent Auditor

The Audit Committee has considered the qualifications of Ernst & Young LLP and has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025. As a matter of good governance, the Board is submitting the appointment of Ernst & Young LLP to our stockholders for ratification. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will consider the outcome of this vote in its future deliberations regarding the selection of our independent registered public accounting firm.

Principal Accountant Fees and Services

The following is a summary of Ernst & Young LLP's fees for professional services rendered to us for the fiscal years ended December 31, 2024 and 2023:

	2024	2023
Audit Fees[1]	$ 9,461,000	$ 7,374,000
Audit-Related Fees[2]	1,938,000	2,033,000
Tax Compliance Fees[3]	394,000	610,000
Tax Advisory Fees[4]	919,000	466,000
All Other Fees[5]	11,000	11,000
Totals	$ 12,723,000	$ 10,494,000

(1) Audit fees include fees associated with the annual audit of our company and our subsidiaries and the effectiveness of internal control over financial reporting, the review of our Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, and statutory audits required internationally.

(2) Audit-related fees principally include issuance of service auditor reports (SOC 1 and SOC 2) related to operations at several of our subsidiaries, due diligence in connection with acquisitions, debt and equity issuance comfort letter procedures and advisory work related to our compliance with foreign statutory requirements.

(3) Tax compliance fees include fees associated with the preparation of our annual international tax returns and amendments to prior period Federal and state tax returns.

(4) Tax advisory fees include tax advice and tax planning related to international tax matters.

(5) All other fees principally include fees for access to an online accounting information database.

Audit fees were higher in 2024 due to increases in fees charged for audit services and an increase in scope of services provided primarily as a result of acquisition activity during 2024 and other audit-related matters. Audit-related fees were lower in 2024 due to decreased activity related to service auditor reports and compliance-related matters, partially offset by increased activity related to debt and equity registration statements. Tax advisory fees were higher in 2024 due to an increase in scope of services primarily related to audits of prior period tax returns by tax authorities. Tax compliance fees were lower in 2024 due to a decrease in scope of services both in the U.S. and internationally.

Audit Committee Pre-Approval Policies and Procedures

All audit services, audit-related services, tax services and other services for fiscal years 2024 and 2023 were pre-approved by the Audit Committee. It is the policy of the Audit Committee to pre-approve the engagement of Ernst & Young LLP before we engage such firm to render audit or other permitted non-audit services. The Audit Committee has adopted procedures for pre-approving all audit and permitted non-audit services provided by Ernst & Young LLP. The Audit Committee annually pre-approves a list of specific services and categories of services, subject to a specified cost level. Part of this approval process includes making a determination as to whether permitted non-audit services are consistent with the SEC's rules on auditor independence. The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee for the types of services that Ernst & Young LLP has historically been retained to perform related to integrated audit and other recurring services, subject to reporting any such approvals at the next Audit Committee meeting.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement if the representative so desires.

 **The Board recommends that you vote "FOR" ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2025**

Audit Committee Report

The Audit Committee represents and assists the Board in fulfilling its responsibilities for general oversight of the integrity of the company's financial statements, risk assessment and risk management, and compliance with legal and regulatory requirements. The Audit Committee manages the company's relationship with and is responsible for the appointment, retention, termination and compensation of Ernst & Young LLP. Ernst & Young LLP has served as the company's auditor since 1973. The Audit Committee reviews Ernst & Young LLP's independence, capabilities, expertise, performance and fees in deciding whether to retain its services.

The company's management is responsible for the preparation, presentation and integrity of its consolidated financial statements, accounting and financial reporting principles, and internal controls designed to assure compliance with accounting standards and applicable laws and regulations. Ernst & Young LLP is responsible for auditing the company's consolidated financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of the company's internal controls over financial reporting. The Audit Committee monitors the financial reporting process and reports its findings to the Board.

The Audit Committee carried out its duties and responsibilities, including the following specific actions:

- Reviewed and discussed with management and Ernst & Young LLP the company's audited consolidated financial statements as of and for the fiscal year ended December 31, 2024 and its internal control over financial reporting as of December 31, 2024;

- Reviewed and discussed with Ernst & Young LLP all matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board (PCAOB) and the SEC; and

- Obtained the written disclosures and letter from Ernst & Young LLP regarding its communications with the Audit Committee concerning Ernst & Young LLP's independence as required by the PCAOB, including the requirements under PCAOB Rule 3526, and has discussed with Ernst & Young LLP its independence.

Based on these reviews and discussions with management and Ernst & Young LLP, the Audit Committee recommended to the Board that the company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, for filing with the SEC. The Audit Committee believes that the retention of Ernst & Young LLP to serve as the company's independent registered public accounting firm is in the best interests of the company.

AUDIT COMMITTEE

Ralph Nicoletti (*Chair*)
Teresa Clarke
Richard Harries
Norman Rosenthal



Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the compensation of the following named executive officers:

Pat Gallagher
Chairman and
Chief Executive Officer

Doug Howell
Chief Financial
Officer

Tom Gallagher
President

Patrick Gallagher
Chief Operating
Officer

Walt Bay
General Counsel and
Secretary

See Exhibit A for additional information regarding the non-GAAP financial measures referred to in this Proxy Statement (adjusted revenue, adjusted EBITDAC, adjusted EBITDAC per share, adjusted EBITDAC margin and organic revenue growth as used in our annual cash incentive and performance share unit programs), including required reconciliations to the most directly comparable GAAP financial measures.

Overview of Our Executive Compensation Program

The Compensation Committee (the Committee) believes that our executive compensation program promotes the long-term interests of the company and its stockholders. We reward performance by emphasizing a balance of short- and long-term compensation vehicles. The key principles and features of the program are set forth below.

Principle	Program Features
Pay for Performance	• Our program emphasizes at-risk incentive award opportunities tied to key financial measures. • Maximum award opportunities under our annual cash incentive program are determined based on achievement of adjusted revenue and adjusted EBITDAC growth goals set by the Compensation Committee. Final award determinations reflect the Committee's consideration of additional factors including organic revenue growth, adjusted EBITDAC margin, divisional performance and individual achievement. • Performance share units (PSUs), representing 75% of our CEO's and 60% of other executive officers' long-term incentive compensation, are tied to three-year growth in adjusted EBITDAC per share.
Stockholder Alignment	• PSUs, stock options and Deferred Equity Participation Plan (DEPP) awards encourage executive officers to pursue the growth of our business in a way that benefits stockholders over the long term. • Our executive officers own significant amounts of company stock and are subject to stock ownership guidelines.
Attract and Retain World-Class Talent	• Compensation elements and award opportunities enable us to compete effectively for executive talent. • The Committee engages an external compensation consultant to conduct a market assessment to ensure that our program is highly competitive. • High performers are awarded above-target pay when company performance goals are exceeded. • DEPP awards encourage retention through deferred vesting of awards until at least age 62.
Committee Discretion	• While annual incentive awards are determined primarily based on achievement of company performance objectives, the Committee exercises discretion when necessary to adjust awards based on factors such as organic revenue growth, individual or division performance, changes in accounting standards, economic or business conditions, promotion of our cultural values or similar matters.



Key Executive Compensation Practices

The Compensation Committee continually evaluates best practices related to executive compensation and considers modifications to our executive compensation program that support our strategic objectives, provide an appropriate balance of risk and reward for our named executive officers, and align their compensation with the long-term interests of the company. In 2024, stockholders expressed support for our executive compensation program, approving our "say on pay" proposal with 90.3% of the vote. The following charts summarize certain of our key executive compensation practices.

What We Do	What We Don't Do
✓ Double-trigger change-in-control agreements	✗ No automatic single-trigger change-in-control payments in our equity plans or our change in control agreements
✓ Our equity plans require the Board to approve any accelerated payouts on a change in control (no automatic single-trigger vesting)	✗ No new excise tax gross-ups in executive officer change-in-control agreements
✓ PSUs with three-year performance period	✗ No guaranteed incentive awards for executive officers
✓ Minimum vesting requirements for equity awards under our plans. PSUs cliff vest in three years and stock options vest ratably over years three through five	✗ No employment agreement with any of our named executive officers
✓ Equity grant policy, including a uniform grant date for annual equity awards (see below)	✗ No pledges of common stock by directors or executive officers
✓ Robust compensation clawback/recovery policies (see below)	✗ No hedging of common stock by directors, executive officers or other employees (see below)
✓ Stock ownership guidelines (see below)	✗ No excessive perquisites or related tax gross-ups
	✗ No stock option repricing or stock option cash buyouts in equity plans

Equity Award Grant Practices. Our Compensation Committee has adopted a policy regarding the granting of equity-based awards, including stock options and PSUs granted to named executive officers. Under the policy, annual equity awards are generally granted on March 1 and other equity awards (such as retention, new hire or promotion awards) are granted on predetermined dates intended to be outside of blackout periods under our *Insider Trading Policy*. However, in limited circumstances, our Board, Compensation Committee or General Counsel may approve grants to be effective at other times, including in the event a predetermined date falls within a blackout period. During 2024, we did not time or set the terms of equity awards to take advantage of the release of earnings or take into account other material nonpublic information, and we did not time our disclosure of material nonpublic information to benefit award recipients.

Clawbacks. As required by the NYSE, the Board has adopted an Incentive Compensation Recovery Policy under which the company will seek to recover incentive compensation "erroneously awarded" to Section 16 Officers in the event of a qualifying accounting restatement. In addition, our plan documents and award agreements provide that the company may recover executive officers' annual cash incentive and equity awards in the event of certain material misconduct or behavior that could cause harm to stockholders or material reputational risk to the company. This includes activity contrary, inimical, or harmful to the interests of the company, that violates company policies including our *Insider Trading Policy* and *Global Standards of Business Conduct* or conduct that could give rise to criminal or civil penalties.

Stock Ownership Guidelines. As set forth in our Governance Guidelines, executive officers with at least five years of service are expected to own an amount of our common stock with a value equal to a multiple of his or her annualized base salary, as follows: six times annualized base salary for the Chief Executive Officer, four times annualized base salary for the Chief Financial Officer and three times annualized base salary for the other executive officers. For purposes of determining whether executive officers have met the stock ownership guidelines, shares owned directly and net shares underlying vested stock options, unvested restricted stock units, deferred vested shares, and amounts deemed invested in company stock through the company's nonqualified deferred compensation plans (including the DEPP and the SS&T Plan), are included in calculating ownership levels. All of our executive officers are currently in compliance with these guidelines. See "Director Compensation" for information regarding stock ownership guidelines applicable to our directors.

Hedging. See "Special and Prohibited Transactions—Hedging Transactions" in our Insider Trading Policy filed as Exhibit 19 to our 2024 Annual Report on Form 10-K.

2024 Compensation

Components of Compensation for Named Executive Officers

Compensation Element	Objective	Key Features
Base Salary	Recognize the experience and expertise of our named executive officers and compensate them for fulfilling the duties and responsibilities of their positions	Base salaries reflect internal pay equity considerations and may be increased from time to time based on job performance, promotion into a new role, expansion of duties, or market conditions See *2024 Compensation Actions* for the 2024 base salary decisions for our named executive officers
Annual Cash Incentives	Reward strong operational and financial performance that further short-term strategic objectives	Maximum annual cash incentive opportunities are tied to significant growth in adjusted revenue and adjusted EBITDAC. Final awards are subject to the Compensation Committee's discretion and are determined by such Committee based on various factors, including the company's organic revenue growth, individual or division performance, changes in accounting standards, economic or business conditions, promotion of our cultural values or similar matters See page 25 for more information
Long-Term Incentives	Tie a significant portion of compensation to our long-term performance, promote retention of named executive officers and align the financial interests of named executive officers with those of stockholders	PSUs and stock options each tie named executive officers' long-term wealth to the performance of our stock while multi-year vesting requirements reinforce sustainable value creation and promote retention of key executive officers See pages 25 to 29 for more information
Deferred Equity Participation Plan (DEPP)	Promote retention of named executive officers through deferred equity awards and align their financial interests with those of stockholders	Vesting of awards is deferred until named executive officers reach age 62, and for at least one-year increments after age 61 Each named executive officer has made irrevocable elections to invest their awards in a fund representing our common stock See page 34 for more information



Annual Cash Incentives

In 2024, consistent with performance results, the Committee approved maximum awards under our annual cash incentive program, determined as follows: (i) target awards of 265% of base salary for our CEO and 150% of base salary for our other named executive officers, multiplied by (ii) a percentage determined by the combination of adjusted revenue growth and adjusted EBITDAC growth set forth in the table below. The percentages in the table below are maximum award opportunities and the Committee retains discretion to reduce awards for performance that does not meet its objectives. See "Comparative Market Assessment" below for more information regarding these percentages.

Maximum Award Opportunity (% of Target)		Adjusted Revenue Growth				
		0% to 2.49%	2.5% to 4.99%	5% to 7.49%	7.5% to 9.99%	≥ 10%
Adjusted EBITDAC Growth*	0% to 4.99%	100%	100%	100%	100%	100%
	5% to 9.99%	100%	100%	125%	125%	150%
	10% to 13.99%	100%	125%	150%	150%	175%
	14% to 19.99%	100%	125%	150%	175%	200%
	≥ 20%	100%	150%	175%	200%	**200%**

* We define "**adjusted EBITDAC**" for our annual cash incentives and PSUs as follows: EBITDAC for the brokerage and risk management segments excluding (i) gains on sales of books of business, (ii) lease abandonment and workforce termination charges, and (iii) the effect of foreign currency translation. Unlike adjusted EBITDAC as presented in our most recently filed Annual Report on Form 10-K, in this context the measure does not exclude acquisition integration costs other than *de minimis* amounts included therein related to severance costs and does not give effect to current year foreign exchange hedge activity.

For the annual cash incentive program, the Compensation Committee uses adjusted revenue growth and adjusted EBITDAC growth as defined above because it believes these measures:

- incentivize our executive officers to make business decisions that align with the long-term interests of our stockholders,

- hold our executive officers accountable for integration expenses associated with our merger and acquisition activity, and

- provide strong line of sight between operating decisions and the annual cash incentives earned by our executive officers.

In 2024, we achieved adjusted revenue growth of 14.3% and adjusted EBITDAC growth of 20.7%. Based on this performance, as highlighted in the table above, each named executive officer qualified for a maximum award opportunity of 200% of his target award. Final awards for each named executive officer, discussed under *2024 Compensation Actions*, were determined in the discretion of the Compensation Committee taking into account achievements of the company, the applicable division and each individual, among other factors.

Long-Term Incentives

In 2024, the Compensation Committee determined a target long-term incentive award value (as a percentage of base salary) for each named executive officer. The Committee based this target value upon a number of factors including retention considerations, internal pay equity, our historical practices and external market data (see discussion of pay comparison groups on page 31). The Compensation Committee allocated the target award value for each named executive officer between PSUs and stock options. PSUs continue to make up the largest portion of each named executive officer's award due to the Committee's commitment to drive business performance and align executive interests with stockholder interests.

For the PSUs, the Compensation Committee uses a three-year average of adjusted EBITDAC per share growth (as defined) because it believes this measure:

- incentivizes our executive officers to make business decisions that align with the long-term interests of our stockholders,

- holds our executive officers accountable for integration expenses associated with our merger and acquisition activity,

- provides strong line of sight between operating decisions and the long-term incentives earned by our executive officers, and

- by calculating it on a per-share basis, ensures that we maintain an optimal capital structure and act as effective stewards of our stockholders' investment.

Set forth below is the target award value and allocation between award types for each named executive officer. See *2024 Compensation Actions* for the actual grant date fair value of the PSU and stock option awards granted.

Named Executive Officer	Target Percent of Salary*	Target Grant Amount	Performance Share Units	Stock Options
Pat Gallagher	500%	$ 6,500,000	75%	25%
Doug Howell	200%	$ 1,900,000	60%	40%
Tom Gallagher	200%	$ 2,250,000	60%	40%
Patrick Gallagher	200%	$ 1,700,000	60%	40%
Walt Bay	200%	$ 1,625,000	60%	40%

* See "Comparative Market Assessment" on page 31 for more information regarding these percentages.

PSUs. PSUs are granted on a provisional basis and are earned based on our average annual growth in "adjusted EBITDAC" per share (see the definition of "adjusted EBITDAC" under *Annual Cash Incentives*) over a three-year period. The award is forfeited for growth less than 4%; 4-9% growth results in a number of earned PSUs interpolated on a straight-line basis between 50% and 100%; 9-14% growth results in a number of earned PSUs interpolated on a straight-line basis between 100% and 200%; and growth of 14% and above results in named executive officers earning 200% of their original award amounts. Earned PSUs vest on the third anniversary of the grant date and settle in shares. For 2024, our one-year growth in adjusted EBITDAC per share was 17.6%. PSUs granted in 2024 and earned on the basis of average 2024-2026 performance will vest on March 1, 2027 and PSUs granted in 2023 and earned on the basis of average 2023-2025 performance will vest on March 15, 2026. Based on 2022-2024 average annual growth in adjusted EBITDAC per share of 16.1%, named executive officers earned 200% of PSUs granted in 2022. See *Outstanding Equity Awards at 2024 Fiscal Year End* and *2024 Option Exercises and Stock Vested* for more information.

Stock Options. Stock options vest one-third on each of the third, fourth and fifth anniversaries of the grant date. See *Outstanding Equity Awards at 2024 Fiscal Year-End* and *2024 Option Exercises and Stock Vested* for information regarding vesting and exercise activity in 2024 for these awards.

Perquisites

In order to support our named executive officers' efficiency in the performance of their duties, the Board has approved the use of private aircraft by named executive officers for business travel, as well as for personal travel when approved by our CEO. Named executive officers also received corporate and auto insurance, financial advisory services and other perquisites as reported in footnote (5) to the *2024 Summary Compensation Table*. In addition, the company provides for reimbursement of certain taxes incurred outside the U.S. The company does not provide tax gross-ups on perquisites. See footnote (5) to the *2024 Summary Compensation Table* for information about any such expenses for named executive officers in 2024.



2024 Compensation Actions

Pat Gallagher – Chairman and CEO	
Performance	**Compensation**
The Compensation Committee believes that Pat Gallagher performed extremely well in 2024, leading the company to 14.3% adjusted revenue growth, 20.7% adjusted EBITDAC growth and 17.6% adjusted EBITDAC per share growth in our combined brokerage and risk management segments (for definitions of these measures see *Annual Cash Incentives* above). Gallagher's total return to stockholders in 2024 was 27.3%.	Based on Pat Gallagher's and the company's performance, the Compensation Committee made the following compensation decisions for 2024:
	Base salary – remained the same, at $1,300,000.
In addition, the Committee recognized the following aspects of Pat Gallagher's performance:	**Annual cash incentive** – $6,890,000, 200% of his target award.
Organic growth. The company achieved 7.6% organic revenue growth during the year, 7.5% in the brokerage segment and 8.1% in the risk management segment.	**2024 target PSU award** – 20,408 PSUs with a grant date value of $4,970,164.
	Stock option award – 27,210 stock options with an exercise price of $243.54 and a grant date value of $1,892,456.
Mergers and acquisitions. The company completed 48 acquisitions, representing $387 million in estimated total acquired annualized revenue. The company also signed a definitive agreement to acquire AssuredPartners, which, when completed, will be the largest acquisition in the company's history.	**DEPP award** – $1,700,000.
	In early 2024, the Compensation Committee approved an increase in Pat Gallagher's 2024 target long-term incentive award from 435% to 500% of base salary and an increase in his annual cash incentive target from 225% to 265% of base salary. Please see "Comparative Market Assessment" below. The Compensation Committee believes that these changes i) ensure that total target pay is competitive to market, ii) improve the alignment between Pat Gallagher's compensation and the long-term interests of the company and its stockholders and iii) are supported by Pat Gallagher's and the company's strong performance.
Productivity. The company increased its adjusted EBITDAC margin 94 basis points to 33.3%.	
Capital management. The company returned $525.4 million to stockholders as dividends, maintained significant liquidity and remained well within its debt covenants.	
Sustainability. In 2024, the company continued to support clients in managing their climate-related risks and realizing opportunities in the transition to a lower-carbon economy. Pat Gallagher also continued to make progress on the company's initiatives around attraction, development and retention of diverse talent.	
Culture. Pat Gallagher continued to effectively promote our culture to colleagues around the world.	

Doug Howell – Chief Financial Officer	
Performance	**Compensation**
The Compensation Committee evaluated Doug Howell's performance in light of the company's overall performance as described above for Pat Gallagher. In addition, the Compensation Committee considered the following items: • his contributions as a member of the senior management team to the company's strong overall financial performance; • his leadership of expense saving initiatives, resulting in an increase of our adjusted EBITDAC margin of 94 basis points to 33.3%; • success in maintaining investment grade credit ratings from S&P, Moody's and Fitch in support of the company's public debt; • his contributions to negotiating the definitive agreement to acquire AssuredPartners; and • successful execution of the financing plan for AssuredPartners, including public offerings of equity and debt securities.	Based on Doug Howell's and the company's performance, the Compensation Committee made the following compensation decisions for 2024: **Base salary** – remained the same, at $950,000. **Annual cash incentive** – $2,850,000, 200% of his target award. **2024 target PSU award** – 4,772 PSUs with a grant date value of $1,162,173. **Stock option award** – 12,726 stock options with an exercise price of $243.54 and a grant date value of $885,093. **DEPP award** – $600,000.

Tom Gallagher – President	
Performance	**Compensation**
In evaluating Tom Gallagher's performance in 2024, the Compensation Committee considered the following items: • his contributions as a member of the senior management team to the company's strong overall financial performance; • successful integration of the Willis Re acquisition into our global P/C brokerage business; • his oversight and support of the reorganization of the company's divisional leadership structure under a new Chief Operating Officer, Patrick Gallagher; • his efforts supporting our mergers and acquisitions program across the company; and • his efforts to promote our culture to merger partners and our colleagues around the world.	Based on Tom Gallagher's and the company's performance, the Compensation Committee made the following compensation decisions for 2024: **Base salary** – increased from $1,000,000 to $1,125,000. **Annual cash incentive** – $3,375,000, 200% of his target award. **2024 target PSU award** – 5,651 PSUs with a grant date value of $1,376,245. **Stock option award** – 15,070 stock options with an exercise price of $243.54 and a grant date value of $1,048,119. **DEPP award** – $600,000.

Gallagher

Patrick Gallagher – Chief Operating Officer

Performance	Compensation
In evaluating Patrick Gallagher's performance in 2024, the Compensation Committee considered the following items: • his contributions as a member of the senior management team to the company's strong overall financial performance; • his contributions to negotiating the definitive agreement to acquire AssuredPartners and leadership of integration planning activities; • his leadership role in promoting organic growth and innovation across the company's operating divisions, including continued development of the company's data and analytics capabilities; • successful implementation of the reorganized divisional leadership structure; and • his significant efforts to promote our culture across the company.	Based on Patrick Gallagher's and the company's performance, the Compensation Committee made the following compensation decisions for 2024: **Base salary** – increased from $725,000 to $850,000 reflecting his promotion to Chief Operating Officer and assumption of management responsibility for the company's operating divisions. **Annual cash incentive** – $2,550,000, 200% of his target award. **2024 target PSU award** – 4,270 PSUs with a grant date value of $1,039,916. **Stock option award** – 11,386 stock options with an exercise price of $243.54 and a grant date value of $791,896. **DEPP award** – $300,000.

Walt Bay – General Counsel and Secretary

Performance	Compensation
In evaluating Walt Bay's performance in 2024, the Compensation Committee considered the following items: • his contributions as a member of the senior management team to the company's strong overall financial performance; • his leadership in negotiating the definitive agreement to acquire AssuredPartners; • strong leadership of the company's legal and compliance departments; • successful management of the company's legal and reputational risks, including litigation, mergers and acquisitions and regulatory compliance issues; and • his role as a strategic advisor to our Board, CEO and executive management team on key legal and business matters.	Based on Walt Bay's and the company's performance, the Compensation Committee made the following compensation decisions for 2024: **Base salary** – increased from $725,000 to $800,000. **Annual cash incentive** – $2,400,000, 200% of his target award. **2024 target PSU award** – 4,082 PSUs with a grant date value of $994,130. **Stock option award** – 10,884 stock options with an exercise price of $243.54 and a grant date value of $756,982. **DEPP award** – $450,000.

Compensation Decision-Making Process

The Compensation Committee is responsible for determining compensation opportunities for our named executive officers, establishing the annual total value to be transferred through our equity plans, setting thresholds, targets and maximum awards for incentive compensation, establishing performance measures and approving final award amounts. To determine compensation opportunities for our named executive officers, the Committee takes into account the compensation objectives noted earlier under *Components of Compensation for Named Executive Officers*, compensation data for our comparison groups, trends in the financial service and insurance brokerage sectors and the strategic value of a given role, among other factors. The Compensation Committee may delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee, members of the Board or officers or other employees of the company all or any portion of the Committee's authority, duties and responsibilities, to the extent permitted by law or applicable plan documents.

Tally Sheets

The Compensation Committee also considers the data compiled in a tally sheet prepared by management for each named executive officer. Tally sheets provide:

- a comprehensive view of our compensation payout exposure under various termination scenarios (for example, voluntary or involuntary termination, retirement, and change in control);

- details regarding all compensation, benefits and perquisites delivered to our named executive officers during the most recent four-year period and a projection for the coming year; and

- an analysis of equity and deferred compensation, which provides insight into total wealth accumulation for each officer, as well as the sensitivity of these figures to changes in our stock price.

This information provides a comprehensive context in which the Committee can determine the appropriate type and amount of compensation for each named executive officer.

Role of the CEO

At the beginning of each year, Pat Gallagher proposes performance objectives for the company and himself. The Compensation Committee and the Board review these objectives with Mr. Gallagher and make modifications as necessary. Following this review and discussion, the Compensation Committee and the Board finalize and approve the objectives for Mr. Gallagher and the company. The objectives include both quantitative financial measurements and qualitative strategic and operational considerations that focus on factors Mr. Gallagher and the Board believe create long-term stockholder value. Mr. Gallagher reviews and discusses preliminary considerations regarding his own compensation with the Compensation Committee but does not participate in the Committee's final determination of his compensation. Mr. Gallagher also reviews the performance of each other named executive officer and presents a summary of these performance reviews to the Committee, along with preliminary recommendations regarding salary adjustments, if any, and annual award amounts.

Role of the Compensation Consultant

The Compensation Committee retained Pearl Meyer as its independent executive compensation consultant. In connection with its engagement, Pearl Meyer attended meetings of the Compensation Committee, reviewed 2024 proxy season results and implications for our pay practices; assisted in the review and confirmation of our peer group for executive compensation and performance review purposes; provided updates on emerging executive compensation trends, including proxy advisory firm and regulatory developments; and reviewed and assessed individual elements of our pay programs for executive officers, including the competitiveness of pay levels and incentive program design. The Committee assessed Pearl Meyer's independence pursuant to SEC and NYSE rules and concluded that no conflict of interest exists that would prevent Pearl Meyer from serving as an independent consultant to the Committee.



Comparative Market Assessment

The Compensation Committee reviews compensation data from two different comparison groups as a market reference for its named executive officer compensation decisions.

Proxy Comparison Group

The Compensation Committee uses the Proxy Comparison Group as a reference point for our compensation plan structure, pay mix, general equity granting practices and individual pay levels.

This group is focused on our direct competitors for executive talent. Its members are selected from insurance brokers and carriers and from professional and financial services companies that may compete with us for executive talent or in specific lines of business.

The companies listed under "Insurance Brokers" are of particular interest for the Compensation Committee given that they directly compete with us for executive talent.

The Compensation Committee used the companies set forth below for its comparative market assessment and compensation decisions in the first quarter of 2024. (See below, "Results of the Comparative Market Assessment").

Insurance Brokers
Aon plc
Brown & Brown, Inc.
Marsh & McLennan Companies, Inc.
Willis Towers Watson plc

Insurance Carriers
American Financial Group Inc.
Arch Capital Group Ltd.
CNA Financial Corp.
The Hartford Financial Services Group, Inc.
Markel Corp.

Professional / Financial Services Firms
Automatic Data Processing, Inc.
The Bank of New York Mellon Corporation
The Charles Schwab Corporation
Fidelity National Financial, Inc.
Franklin Resources, Inc.
Moody's Corporation
Northern Trust Corporation
Raymond James Financial, Inc.
Robert Half International Inc.
S&P Global Inc.

Survey Comparison Group

The Compensation Committee also uses a Survey Comparison Group as a reference point for individual pay levels for certain executive positions.

This group consists of insurance and general industry companies similar to us in total assets, revenue or number of employees. In 2024, the Compensation Committee reviewed pay data from published surveys conducted by Aon-Hewitt.

Results of the Comparative Market Assessment

For 2024, the Compensation Committee examined the total direct compensation opportunity (base salary, annual cash incentives and long-term incentives) for each named executive officer, as well as individual elements of compensation. Data from the Proxy Comparison Group and Survey Comparison Group were used as a market reference for compensation decisions. The Compensation Committee does not target total compensation to a specific percentile of comparison group compensation.

The comparative market assessment showed that target long-term incentives were at the 50th percentile for Pat Gallagher and below the 50th percentile for the other named executive officers as a group compared to the Proxy Comparison Group. The assessment also showed that target short-term incentives were significantly below the 50th percentile both for Pat Gallagher and for the other named executive officers. Taking the results of this assessment into consideration, the Compensation Committee approved increases in the long-term incentive targets for named executive officers, other than Pat Gallagher, from 150% of salary to 200% of salary, and for Pat Gallagher from 435% to 500% of salary, and increases in annual cash incentive targets for named executive officers, other than Pat Gallagher, from 125% of salary to 150% of salary, and for Pat Gallagher from 225% of salary to 265% of salary.

2025 Proxy Comparison Group

In the third quarter of 2024, the Compensation Committee conducted a strategic review of the Proxy Comparison Group in light of the company's growth in revenue, profitability, market capitalization and total number of employees during recent years. Following this review, the Compensation Committee adopted a new peer group to be used in the first quarter of 2025 to support 2025 compensation decisions. The new peer group includes 20 companies with balanced industry representation between insurance brokers, insurance carriers and professional and financial services companies, reflecting the following changes: (i) the removal of American Financial Group, Inc., Arch Capital Group Ltd., CNA Financial Corporation, Markel Group Inc. and Robert Half Inc.; and (ii) the addition of American International Group, Inc, Chubb Limited, Fidelity National Information Services, Fiserv, Inc., State Street Corporation, Inc. and The Travelers Companies, Inc. The Committee believes the new peer group provides a better representation of the talent market for the company's executives.

Compensation Committee Report

The Compensation Committee oversees the company's compensation program for named executive officers on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth above.

Based on the review and discussion referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the company's 2025 Proxy Statement and incorporated by reference in its 2024 Annual Report on Form 10-K, which it files with the SEC.

Compensation Committee

Sherry Barrat *(Chair)*
Deborah Caplan
David Johnson
Chris Miskel



Executive Compensation Tables

2024 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Pat Gallagher Chairman and Chief Executive Officer	2024	1,300,000	4,970,164	1,892,456	6,890,000	455	2,395,968	17,449,043
	2023	1,300,000	3,988,775	1,388,841	5,850,000	36,498	2,932,108	15,496,222
	2022	1,300,000	3,575,528	1,227,365	5,850,000	—	2,242,033	14,194,926
Doug Howell Chief Financial Officer	2024	950,000	1,162,173	885,093	2,850,000	11	889,383	6,736,660
	2023	950,000	804,166	559,949	2,375,000	984	1,177,179	5,867,278
	2022	950,000	726,205	498,312	2,375,000	—	779,346	5,328,863
Tom Gallagher President	2024	1,125,000	1,376,245	1,048,119	3,375,000	—	1,183,256	8,107,619
	2023	1,000,000	846,490	589,410	2,500,000	27,671	1,725,962	6,689,533
	2022	1,000,000	764,259	524,521	2,500,000	—	1,382,682	6,171,462
Patrick Gallagher Chief Operating Officer	2024	850,000	1,039,916	791,896	2,550,000	—	522,115	5,753,927
Walt Bay General Counsel and Secretary	2024	800,000	994,130	756,982	2,400,000	—	690,010	5,641,122
	2023	725,000	627,784	437,155	1,812,500	—	870,068	4,472,507
	2022	725,000	569,230	390,735	1,812,500	—	598,359	4,095,825

(1) This column includes the full grant date fair value of PSUs and RSUs granted during each fiscal year. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*. The amounts reported in this column for PSUs granted during each fiscal year represent the value of each award at the grant date based upon the probable outcome of the performance conditions under the program, determined in accordance with FASB ASC Topic 718. In accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. Maximum payouts for the 2024 PSU awards as of the date of grant were as follows: Pat Gallagher – $9,940,328; Doug Howell – $2,324,346; Tom Gallagher – $2,752,490; Patrick Gallagher – $2,079,832; and Walt Bay – $1,988,260. For a discussion of PSUs, see page 26. For additional information on the valuation assumptions with respect to stock grants, refer to Note 12 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2024.

(2) This column represents the full grant date fair value of stock option awards granted during each fiscal year. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718. In accordance with SEC rules, any estimate for forfeiture is excluded from, and does not reduce, such amounts. For additional information on the valuation assumptions with respect to option grants, refer to Note 10 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2024.

(3) This column represents annual performance-based cash incentive awards related to services rendered in 2022, 2023 and 2024. Awards are reported for the year in which they are earned, regardless of the year in which they are paid. The 2022, 2023 and 2024 awards were paid fully in cash in April of 2023 and 2024 and expected to be paid April of 2025, respectively.

(4) The amounts shown in this column represent the aggregate change in actuarial present value of each named executive officer's benefits under our pension plan, except where such change is a negative value. When that is the case, SEC rules require that a zero be included in this table. In 2024, such figures were: Tom Gallagher -- $(11,913) and Patrick Gallagher -- $(396). Walt Bay does not have any accrued benefits under our pension plan.

(5) For 2024, includes the following:

Named Executive Officer	DEPP Awards* ($)	SS&T Plan Match** ($)	401(k) Match*** ($)	Corporate Auto & Insurance ($)	Financial Advisory Services ($)	Non U.S Tax Reimbursement ($)[1]	Private Aircraft**** ($)	Other***** ($)
Pat Gallagher	1,700,000	340,250	17,250	8,664	—	—	99,707	230,096
Doug Howell	600,000	149,000	17,250	8,664	18,445	—	63,274	32,750
Tom Gallagher	600,000	164,000	17,250	5,064	—	119,509	126,854	150,578
Patrick Gallagher	300,000	97,750	17,250	5,100	—	—	44,215	57,800
Walt Bay	450,000	113,375	17,250	8,664	18,445	—	33,034	49,242

(1) The amount reported in this column represents non-U.S. tax reimbursements related to an expatriate assignment that ended in 2016.

***Deferred Equity Participation Plan (DEPP)**

Deferred cash awards under the DEPP are nonqualified deferred compensation awards under Section 409A of the Internal Revenue Code. Each named executive officer has made an irrevocable election to have such awards deemed invested in a fund representing shares of our common stock. Awards under the DEPP do not vest until participants reach age 62 (or 13 months after the date of grant for participants over the age of 61, which applies to Pat Gallagher, Doug Howell, Tom Gallagher and Walt Bay). Accordingly, amounts in the plan are subject to forfeiture in the event of a voluntary termination of employment prior to age 62 (or the minimum one-year vesting period). Awards deemed invested in our common stock provide an incentive for our named executive officers to manage our company for earnings growth and total shareholder return. In addition, the deferred realization of these awards encourages retention of our named executive officers until a normal retirement age, and for one-year increments after such age.

****Supplemental Savings and Thrift Plan (SS&T Plan) Match**

The SS&T Plan allows certain highly compensated employees (those with compensation greater than an amount set annually by the Internal Revenue Service (IRS) to defer up to 80% of their base salary and annual cash incentive payment. We match any deferrals of salary and annual cash incentive payments on a dollar-for-dollar basis up to the lesser of (i) the amount deferred or (ii) 5% of the employee's regular earnings minus the maximum contribution that we could have matched under the 401(k) Plan. All such cash deferrals and match amounts may be deemed invested, at the employee's election, in a number of investment options that include various mutual funds, an annuity product and a fund representing our common stock. Amounts held in the SS&T Plan accounts are payable as of the employee's termination of employment, or at such other time as the employee elects in advance of the deferral, subject to certain exceptions set forth in IRS regulations.

*****401(k) Match**

Under our 401(k) Savings and Thrift Plan (401(k) Plan), a tax qualified retirement savings plan, participating employees, including our named executive officers, may contribute up to 75% of their earnings on a before-tax or after-tax basis into their 401(k) Plan accounts, subject to limitations imposed by the IRS. For fiscal year 2024, we matched an amount equal to one dollar for every dollar an employee contributed on the first 5% of his or her regular earnings, subject to standard IRS compensation limits. The 401(k) Plan has other standard terms and conditions.

******Private Aircraft**

Amounts in this column represent the incremental cost to the company of personal use of private aircraft. See page 26 for additional information. The incremental cost of aircraft chartered by the company is calculated as the actual cost billed to the company for the applicable chartered flight. The incremental cost of personal use of company aircraft is calculated using the hourly incremental variable cost for flight services, including fuel costs, crew trip expenses and landing and parking fees. Fixed costs that do not change based on usage, such as pilot salaries, amortized costs of the company aircraft and maintenance costs not related to trips, are excluded. Where more than one executive officer was on the same flight, the cost was allocated proportionally between them. The imputed income attributable to such flights was taxable income and the associated taxes were not reimbursed or paid by the company.

*******Other**

Amounts in this column include club memberships not exclusively for business use, cell phone allowance, corporate event tickets, and for Pat Gallagher and Tom Gallagher $106,283 and $45,550, respectively, for non-business related entertainment events.

 

2024 Grants of Plan-Based Awards

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Pat Gallagher	LTIP[1]	3/1/24	—	—	—	—	—	—	—	27,210	243.54	1,892,456
	LTIP[2]	3/1/24	—	—	—	10,204	20,408	40,816	—	—	—	4,970,164
	ANNUAL[3]	N/A	N/A	3,445,000	6,890,000	—	—	—	—	—	—	N/A
Doug Howell	LTIP[1]	3/1/24	—	—	—	—	—	—	—	12,726	243.54	885,093
	LTIP[2]	3/1/24	—	—	—	2,386	4,772	9,544	—	—	—	1,162,173
	ANNUAL[3]	N/A	N/A	1,425,000	2,850,000	—	—	—	—	—	—	N/A
Tom Gallagher	LTIP[1]	3/1/24	—	—	—	—	—	—	—	15,070	243.54	1,048,119
	LTIP[2]	3/1/24	—	—	—	2,826	5,651	11,302	—	—	—	1,376,245
	ANNUAL[3]	N/A	N/A	1,687,500	3,375,000	—	—	—	—	—	—	N/A
Patrick Gallagher	LTIP[1]	3/1/24	—	—	—	—	—	—	—	11,386	243.54	791,896
	LTIP[2]	3/1/24	—	—	—	2,135	4,270	8,540	—	—	—	1,039,916
	ANNUAL[3]	N/A	N/A	1,275,000	2,550,000	—	—	—	—	—	—	N/A
Walt Bay	LTIP[1]	3/1/24	—	—	—	—	—	—	—	10,884	243.54	756,982
	LTIP[2]	3/1/24	—	—	—	2,041	4,082	8,164	—	—	—	994,130
	ANNUAL[3]	N/A	N/A	1,200,000	2,400,000	—	—	—	—	—	—	N/A

(1) Stock options under our 2022 Long-Term Incentive Plan, vesting one-third on each of the third, fourth and fifth anniversaries of the grant date.

(2) The amounts represent the range of possible shares issuable to each named executive officer on the third anniversary of the grant date related to PSUs under our 2022 Long-Term Incentive Plan. See page 26.

(3) The amounts in this line represent the range of possible annual cash incentive award the named executive officer was eligible to receive in April 2025, related to 2024 performance under our annual cash incentive program. The amounts were subject to performance criteria and subject to the Compensation Committee's downward discretion. The amounts actually paid to each named executive officer are reported in the "Non-Equity Incentive Plan Compensation" column of the *2024 Summary Compensation Table* and footnote (3) thereto.

Outstanding Equity Awards at 2024 Fiscal Year-End

Name	Option Awards[1]				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[5] ($)
Pat Gallagher	41,400	—	70.74	3/15/25	—	—	—	—
	44,050	—	79.59	3/14/26	—	—	—	—
	45,701	22,849	86.17	3/12/27	—	—	—	—
	25,659	51,316	127.90	3/16/28	—	—	—	—
	—	35,825	158.56	3/15/29	—	—	—	—
	—	30,029	177.09	3/15/30	—	—	—	—
	—	27,210	243.54	3/1/31	—	—	—	—
					45,100	12,801,635	85,864	24,372,496
Doug Howell	900	—	70.74	3/15/25	—	—	—	—
	14,100	—	79.59	3/14/26	—	—	—	—
	11,421	5,709	86.17	3/12/27	—	—	—	—
	10,422	20,843	127.90	3/16/28	—	—	—	—
	—	14,545	158.56	3/15/29	—	—	—	—
	—	12,107	177.09	3/15/30	—	—	—	—
	—	12,726	243.54	3/1/31	—	—	—	—
					12,010	3,409,039	18,626	5,286,990
Tom Gallagher	14,800	—	70.74	3/15/25	—	—	—	—
	28,200	—	79.59	3/14/26	—	—	—	—
	20,894	10,446	86.17	3/12/27	—	—	—	—
	10,966	21,929	127.90	3/16/28	—	—	—	—
	—	15,310	158.56	3/15/29	—	—	—	—
	—	12,744	177.09	3/15/30	—	—	—	—
	—	15,070	243.54	3/1/31	—	—	—	—
					9,640	2,736,314	20,862	5,921,679
Patrick Gallagher	5,250	—	70.74	3/15/25	—	—	—	—
	5,000	—	79.59	3/14/26	—	—	—	—
	4,181	2,089	86.17	3/12/27	—	—	—	—
	2,419	4,836	127.90	3/16/28	—	—	—	—
	—	5,510	158.56	3/15/29	—	—	—	—
	—	6,160	177.09	3/15/30	—	—	—	—
	—	11,386	243.54	3/1/31	—	—	—	—
					4,310	1,196,708	13,160	3,735,466
Walt Bay	15,850	—	79.59	3/14/26	—	—	—	—
	11,754	5,876	86.17	3/12/27	—	—	—	—
	8,167	16,333	127.90	3/16/28	—	—	—	—
	—	11,405	158.56	3/15/29	—	—	—	—
	—	9,452	177.09	3/15/30	—	—	—	—
	—	10,884	243.54	3/1/31	—	—	—	—
					9,430	2,676,706	15,254	4,329,848

(1) Stock options vest or vested in accordance with the following vesting schedules:

Expiration Date	One-third vests on each of:
3/15/25	March 15, 2021, March 15, 2022 and March 15, 2023
3/14/26	March 14, 2022, March 14, 2023 and March 14, 2024
3/12/27	March 12, 2023, March 12, 2024 and March 12, 2025
3/16/28	March 16, 2024, March 16, 2025 and March 16, 2026
3/15/29	March 15, 2025, March 15, 2026 and March 15, 2027
3/15/30	March 15, 2026, March 15, 2027 and March 15, 2028
3/15/31	March 1, 2027, March 1, 2028 and March 1, 2029



(2)   The following table provides information with respect to the vesting of each named executive officer's unvested RSUs and earned PUPs and PSUs as of December 31, 2024:

Vesting Date	Type of award	Pat Gallagher	Doug Howell	Tom Gallagher	Patrick Gallagher	Walt Bay
1/1/25	Performance Unit Plan Units*	—	—	—	580	—
3/12/25	Restricted Stock Units**	—	2,850	—	1,390	2,250
3/16/26	Restricted Stock Units***	—	—	—	1,185	—
3/15/27	Restricted Stock Units****	—	—	—	1,155	—
3/15/25	Performance Share Units*****	45,100	9,160	9,640	—	7,180
Total		**45,100**	**12,010**	**9,640**	**4,310**	**9,430**

* Granted in 2022, 100% of award earned based on 150% of grant date fair value. PSUs took the place of Performance Unit Program (PUP) awards for executive officers in 2014. Patrick Gallagher received PUP awards through 2022 prior to his appointment as an executive officer. The Compensation Committee granted provisional awards, in the form of units, and the portion of PUP awards actually earned was based on an EBITDAC growth threshold set by the Compensation Committee. PUP awards cliff vest on the third anniversary of the first day of the year in which the awards were granted. PUP awards settle in cash and pay out based on the trailing twelve-month average price of our common stock for the calendar year prior to the vesting date (the TTM Price). The TTM Price is subject to an upper limit of 150% and a lower limit of 50% of our stock price on the date of grant. Patrick Gallagher's final PUP award was in 2022 and vested on January 1, 2025.

** Granted in 2020 (vesting five years from the date of grant).

*** Granted in 2021 (vesting five years from the date of grant).

**** Granted in 2022 (vesting five years from the date of grant).

***** Granted in 2022, 200% of award earned based on our 2022-2024 performance and vested on March 15, 2025.

(3)   The amounts in this column are based on a closing stock price of $283.85 for our common stock on December 31, 2024.

(4)   The following table provides information with respect to the vesting of each named executive officer's unearned unvested PSUs as of December 31, 2024:

Vesting Date	Type of award	Pat Gallagher	Doug Howell	Tom Gallagher	Patrick Gallagher	Walt Bay
3/15/26	Performance Share Units*	45,048	9,082	9,560	4,620	7,090
3/1/27	Performance Share Units**	40,816	9,544	11,302	8,540	8,164
Total		**85,864**	**18,626**	**20,862**	**13,160**	**15,254**

* Granted in 2023, to be earned on the basis of 2023-2025 performance. The amounts reported represent maximum payouts (200% of target awards) based on 2023-2024 performance. See page 26 for more information.

** Granted in 2024, to be earned on the basis of 2024-2025 performance. The amounts reported represent maximum payouts (200% of target awards) based on 2024 performance. See page 26 for more information.

(5)   The amounts in this column are based on a closing stock price of $283.85 for our common stock on December 31, 2024.

2024 Option Exercises and Stock Vested

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#)[1][2] | Value Realized on Vesting ($)[1] |
Name				
Pat Gallagher	58,300	10,741,775	56,008	14,253,016
Doug Howell	14,000	2,995,280	14,193	3,628,090
Tom Gallagher	52,300	9,927,631	11,970	3,046,147
Patrick Gallagher	7,400	1,326,746	2,065	492,776
Walt Bay	16,800	3,122,301	12,414	3,179,256

(1)   These columns reflect the vesting of RSUs, PUP awards and PSUs, as applicable. RSUs awarded on March 14, 2019 vested on March 14, 2024 with value realized of $254.91 per share plus accrued cash dividend equivalents. In 2024, we made payments in connection with the vesting of earned performance units under our 2021 PUP awards. Based on our 2021 performance, 100% of the 2021 PUP award opportunity was earned, with value realized in 2024 of $191.85 per unit. PSUs awarded on March 16, 2021 were earned at 194% on the basis of 2021-2023 performance and vested on March 16, 2024 with value realized of $253.17 per share plus accrued cash dividend equivalents.

(2)   Pursuant to the terms of the SS&T Plan (see page 34), Doug Howell deferred receipt of his RSUs vesting in 2024 and half of his PSUs vesting in 2024. He elected lump-sum distributions of the deferred RSUs in July 2029 and the deferred PSUs in July 2025.

2024 Pension Benefits

No payments were made under our defined benefit plans during 2024.

Name	Plan Name	Number of Years of Credited Service (#)[1]	Present Value of Accumulated Benefit ($)
Pat Gallagher	Arthur J. Gallagher & Co. Employees' Pension Plan	25	905,317
Doug Howell	Arthur J. Gallagher & Co. Employees' Pension Plan	1	26,940
Tom Gallagher	Arthur J. Gallagher & Co. Employees' Pension Plan	25	513,394
Patrick Gallagher	Arthur J. Gallagher & Co. Employees' Pension Plan	2	4,206
Walt Bay	Arthur J. Gallagher & Co. Employees' Pension Plan	—	—

(1)   The last year of credited service was 2005. Total years of actual service were as follows at December 31, 2024: Pat Gallagher - 50; Doug Howell - 21; Tom Gallagher - 44; Patrick Gallagher - 22; and Walt Bay - 17.

We maintain the Arthur J. Gallagher & Co. Employees' Pension Plan (the Pension Plan) which is qualified under the Internal Revenue Code and which historically covered substantially all domestic employees. In 2005, we amended the Pension Plan to freeze the accrual of future benefits for all domestic employees effective July 1, 2005. Benefits under the Pension Plan are based upon the employee's highest average annual earnings for a five calendar-year period with us and are payable after retirement in the form of an annuity or a lump sum. The maximum amount of annual earnings that may be considered in calculating benefits under the Pension Plan is $210,000 (the maximum amount of annual earnings allowable by law in 2005, the last year that benefits accrued under the Pension Plan). There were no payments made under the Pension Plan to any named executive officer in 2024.

Benefits under the Pension Plan are calculated as an annuity equal to 1% of the participant's highest annual average earnings multiplied by years of service, and commencing upon the participant's retirement on or after age 65. The maximum benefit under the pension plan upon retirement would be $53,318 per year, payable at age 65 in accordance with IRS regulations. Participants also may elect to commence their pensions anytime on or after attaining age 55 if they retire prior to age 65, with an actuarial reduction to reflect the earlier commencement date, ranging from 54% at age 55 to no reduction at age 65. All of our named executive officers with accumulated benefits under the plan are eligible to take this early retirement option. Pat Gallagher and Tom Gallagher are eligible for normal age retirement under the Pension Plan. For additional information on the valuation assumptions with respect to pensions, refer to Note 13 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2024.



2024 Nonqualified Deferred Compensation

Name	Plan Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[2] ($)	Aggregate Earnings in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions in Last Fiscal Year[4] ($)	Aggregate Balance at Last Fiscal Year End[4][5] ($)
Pat Gallagher	DEPP	—	1,700,000	8,357,530	2,917,841	38,702,050
	SS&T Plan	715,000	340,250	4,917,250	—	34,166,142
Doug Howell	DEPP	—	600,000	175,768	1,167,136	705,090
	SS&T Plan	3,710,689	149,000	10,764,264	—	61,424,324
Tom Gallagher	DEPP	—	600,000	909,059	46,411	4,440,500
	SS&T Plan	181,250	164,000	711,187	—	3,999,342
Patrick Gallagher	DEPP	—	300,000	888,198	—	4,243,415
	DCPP	—	—	229,426	—	1,068,236
	SS&T Plan	85,000	97,750	3,576	—	186,326
Walt Bay	DEPP	—	450,000	5,853,976	—	27,418,451
	SS&T Plan	126,875	113,375	882,709	—	5,131,197

(1) Amounts in this column include amounts reported in the "Salary" and/or "Non-Equity Incentive Plan Compensation" columns in the *2024 Summary Compensation Table*.

(2) These amounts are included in the "All Other Compensation" column of the *2024 Summary Compensation Table*.

(3) Amounts in this column are not included in the *2024 Summary Compensation Table*. These amounts represent the change in market value on deferred and matched amounts under the SS&T Plan and on our contributions to the DEPP and DCPP, based on the market-rate returns and dividend equivalents credited to participant accounts for the period January through December 2024. Participants may direct their SS&T Plan account balances into a number of deemed investment options that include mutual funds, an annuity product and a fund representing our common stock, and may change such deemed investments on any regular business day, subject to our Insider Trading Policy. Awards under the DEPP and DCPP are credited with returns of deemed investments elected by the participant, including a fund representing our common stock. Each of our named executive officers has elected the fund representing our common stock. Deferred cash awards under the Deferred Cash Participation Plan (DCPP) are nonqualified deferred compensation awards under Section 409A of the Internal Revenue Code. Patrick Gallagher has made an irrevocable election to have such awards deemed invested in a fund representing shares of our common stock. Awards under the DCPP do not vest until five years from the date of grant. Accordingly, amounts in the plan are subject to forfeiture in the event of a voluntary termination of employment prior to the five-year vesting period. Awards deemed invested in our common stock provide an incentive for Patrick Gallagher to manage our company for earnings growth and total shareholder return.

(4) For Pat Gallagher and Doug Howell, this amount includes both an accelerated distribution under the DEPP to cover applicable taxes on vested awards and receipt of a distribution in accordance with prior elections under the DEPP. Tom Gallagher also received an accelerated distribution under the DEPP to cover applicable taxes on a vested award.

(5) The DEPP amounts include the following amounts also reported as compensation in this and prior years' Summary Compensation Tables (as applicable): Pat Gallagher - $13,850,000; Doug Howell - $8,800,000; Tom Gallagher - $5,900,000; Patrick Gallagher - $300,000; and Walt Bay - $3,125,000.

2024 Potential Payments upon Termination or Change in Control

Change-in-Control Agreements

We provide our named executive officers with change-in-control agreements, which we believe are an important part of their overall compensation. In addition to helping secure their continued dedication to stockholder interests prior to or following a change in control, the Compensation Committee also believes these agreements are important for recruitment and retention, as all or nearly all of our competitors for talent have similar agreements in place for their senior employees. In general, compensation levels under these agreements are separate and unrelated to named executive officers' overall compensation decisions for a given year.

Double Trigger

Each named executive officer's change-in-control agreement provides for payments if there is a "Termination" of the individual within 24 months after a "Change in Control" (commonly referred to in combination as a "double trigger").

- A **Change in Control** occurs (i) if a person or group is or becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the voting power to elect directors, (ii) if there is a change in the composition of the Board such that within a period of two consecutive years, individuals who at the beginning of such two-year period constitute the Board and any new directors elected or nominated by at least two-thirds of the directors who were either directors at the beginning of the two-year period or were so elected or nominated, cease for any reason to constitute at least a majority of the Board, or (iii) our stockholders approve the sale of all or substantially all of our assets or any merger, consolidation, issuance of securities or purchase of assets, the result of which would be the occurrence of any event described in (i) or (ii) above. A substantially similar change-in-control definition is used under our equity plans, the DEPP and the SS&T Plan, except that our equity plans and the DEPP do not include subsection (iii) above.

- A **Termination** means either (i) a termination of employment by us for any reason other than death, physical or mental incapacity or "cause" (defined as gross misconduct or willful and material breach of the change-in-control agreement) or (ii) resignation upon the occurrence of (1) a material change in the nature or scope of the individual's authorities, powers, functions or duties, (2) a reduction in total compensation, (3) any relocation of the individual's principal place of employment more than 35 miles from his or her location prior to the Change in Control, (4) a breach of the change-in-control agreement by us or (5) a good faith determination by the individual that as a result of the Change in Control, his or her position is materially affected.

Payments upon Double Trigger

Under the change-in-control agreements, each named executive officer subject to a Termination within 24 months after a Change in Control is entitled to receive:

- **Severance – two-times salary, bonus and annual cash incentive.** A lump sum severance payment equal to salary, bonus and annual cash incentive compensation payments for a 24-month period on the basis of a salary rate not less than his annual salary prior to the termination, or if greater, the salary at the time of the Change in Control and the bonus and annual cash incentive payment prior to termination or, if greater, the bonus and annual cash incentive payment prior to the Change in Control. The severance payment would be made in a lump sum not more than seven days after the date of termination.

- **No new excise tax gross-up payments.** Our change-in-control agreements entered into prior to 2008 provide that the named executive officer would be eligible to receive an excise tax "gross-up" payment as defined in Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, relating to so-called "excess parachute payments." However, our change-in-control agreements entered into after 2008 do not contain excise tax gross-ups, and it is our policy not to enter into new change-in-control agreements that contain excise tax gross-ups, or amend existing change-in-control agreements without removing these provisions.

- **Participation in benefit plans.** The change-in-control agreements also provide for continued participation in welfare benefit plans, including medical, dental, life and disability insurance, on the same basis and at the same cost as prior to the Termination, for the shorter of a two-year period or until the individual becomes covered by a different plan with coverage or benefits equal to or greater than the plan provided by us. The change-in-control agreements also provide for the payment of any unpaid salary and a lump sum cash payment for accumulated but unused vacation.



Other Termination and Change-in-Control Payments

The table below shows potential incremental payments, benefits and equity award accelerations upon termination of our named executive officers. The amounts are determined under existing agreements and plans for various termination scenarios. The amounts assume that the trigger events for all such payments occurred on December 31, 2024 and use the closing price of our common stock on that date of $283.85. The amounts in the table below do not include the amount of pension or deferred compensation our named executive officers would receive under each termination scenario. Instead, these amounts are reflected in the *2024 Pension Benefits* and *2024 Nonqualified Deferred Compensation* tables presented above.

- **Stock options.** All of our named executive officers have outstanding stock options, which they are eligible to exercise upon termination of employment. If they are terminated for cause, then they will forfeit all vested and unvested options. If they retire (as defined in the applicable award agreement), then the stock options will continue to vest and remain exercisable through the original expiration date, subject to the restrictive covenant and clawback provisions in their award agreements. For named executive officers 55 years of age or older (all named executive officers except Patrick Gallagher), upon a voluntary resignation or termination without cause, (1) options granted in 2023 or earlier are no longer subject to forfeiture if their departure from the company is at least two years after the date of grant, and (2) options granted in 2024 or later are no longer subject to forfeiture if such officer is 62 years of age or older (true for all named executive officers except Patrick Gallagher); although, in both cases, vesting will still continue to occur in accordance with the original vesting schedule. If a named executive officer is terminated due to death or disability, all stock options vest and remain outstanding and exercisable through their original expiration date. Upon a change in control or termination of employment within six months prior to or twenty-four months following a change in control, accelerated vesting of stock options requires Board approval.

- **RSUs.** Doug Howell, Walt Bay and Patrick Gallagher have outstanding RSUs. Upon a termination for cause, all unvested RSUs would lapse. For Messrs. Howell and Bay, upon a voluntary resignation or termination without cause, their outstanding RSUs were no longer subject to forfeiture as of December 31, 2024, although vesting and distribution will still occur in accordance with the original vesting schedule. As of December 31, 2024, if any of the named executive officers with outstanding RSUs terminate because of death or disability the awards vest immediately. Accelerated vesting of their RSUs at a change in control (or upon termination of employment within six months prior to or twenty-four months following the change in control) requires Board approval.

- **PSUs.** All of our named executive officers have outstanding PSUs. Upon a termination for cause, all unvested PSUs would lapse. For named executive officers 55 years or older (all but Patrick Gallagher), upon a voluntary resignation or termination without cause, (1) the earned portion of PSUs awarded in 2023 or earlier would not be subject to forfeiture if their departure from the company is at least two years after the date of grant; and (2) the earned portion of PSUs awarded in 2024 or later would not be subject to forfeiture if such named executive officer has reached the age of 62 (true for all but Patrick Gallagher); although vesting and distribution will still occur in accordance with the original schedule. If they terminate because of death or disability the awards vest immediately at target. Upon a change in control, or upon termination of employment within six months prior to or twenty-four months following a change in control, immediate vesting of all earned PSUs and the deemed satisfaction of performance conditions at target levels for unearned PSUs or, if greater, on a pro rata basis based on actual achievement as of the date of the change in control, require Board approval.

- **PUPs.** Patrick Gallagher has outstanding performance units under the Performance Unit Program. To receive cash payments under the program, he must be employed by us at the time the units vest, except that the units vest and become immediately payable at target upon a change in control.

- **DEPP.** All of our named executive officers participate in the DEPP. Amounts in this plan vest on the earliest to occur of (1) the date the participant turns 62 (or 13 months after the date of grant for participants over 61), (2) death, (3) termination of employment because of disability, (4) termination in a manner that grants the person severance pay under our Severance Plan (filed as an exhibit to our Securities Exchange Act of 1934, as amended (Exchange Act) filings) and (5) a change in control, subject in each case to continuous employment by us from the award date to the applicable date. Accordingly, vesting would accelerate under all of the termination scenarios other than a voluntary resignation or a termination for cause.

- **DCPP.** Patrick Gallagher has outstanding awards under the DCPP. Amounts in this plan vest on the earliest to occur of (1) March 31 of the year that includes the five-year anniversary of the date of grant, (2) death, (3) termination of employment because of disability and (4) a change in control. Upon a voluntary resignation or termination prior to vesting, unearned awards would be subject to forfeiture. If they terminate because of death, disability or a change in control the awards vest immediately at target.

- **Termination for Cause.** Where applicable, termination "for cause" under our plans generally means a termination of employment based upon the good faith determination of the company that one or more of the following events has occurred: (i) the participant has committed a dishonest or fraudulent act to the material detriment of the company; (ii) the participant has been convicted (or pleaded guilty or *nolo contendere*) for a crime involving moral turpitude or for any felony; (iii) material and persistent insubordination on the part of the participant; (iv) the loss by the participant, for any reason, of any license or professional registration without the company's written consent; (v) the diversion by the participant of any business or business opportunity of the company for the benefit of any party other than the company; (vi) material violation of the company's Global Standards of Business Conduct by the participant; or (vii) the participant has engaged in illegal conduct, embezzlement or fraud with respect to the assets, business or affairs of the company.

- **No Liberal Change-in-Control Definitions in Equity Plans or DEPP.** None of our equity plans or the DEPP has a "liberal" change-in-control definition (i.e., they do not provide for buyout thresholds lower than 50%, and a change in control is deemed to occur upon completion, rather than stockholder approval, of a transaction).

	Executive Benefits and Payments Upon Separation	Voluntary Resignation ($)	Death or Disability ($)	Termination with Cause ($)	Termination without Cause ($)	Change in Control[1] ($)	Termination without Cause or Resignation for Good Reason Following Change in Control ($)
Pat Gallagher	Severance Pay	—	—	—	1,300,000	—	16,380,000
	Stock Options	18,104,870	21,310,766	—	18,104,870	21,310,766	21,310,766
	PSUs[2]	22,964,829	35,842,926	—	22,964,829	35,842,926	35,842,926
	DEPP[3]	36,704,295	38,702,050	36,704,295	38,702,050	38,702,050	38,702,050
	Benefit Plan Participation[4]	—	—	—	—	—	44,449
	Excise Tax Gross-Up	—	—	—	—	—	22,143,305
	Total	77,773,994	95,855,742	36,704,295	81,071,749	95,855,742	134,423,496
Doug Howell	Severance Pay	—	—	—	767,308	—	7,600,000
	Stock Options	6,714,349	8,006,892	—	6,714,349	8,006,892	8,006,892
	RSUs	837,216	837,216	—	837,216	837,216	837,216
	PSUs[2]	4,976,109	7,572,425	—	4,976,109	7,572,425	7,572,425
	DEPP[3]	—	705,090	—	705,090	705,090	705,090
	Benefit Plan Participation[4]	—	—	—	—	—	39,232
	Excise Tax Gross-Up	—	—	—	—	—	—
	Total	12,527,674	17,121,623	—	14,000,072	17,121,623	24,760,855
Tom Gallagher	Severance Pay	—	—	—	1,125,000	—	9,000,000
	Stock Options	8,010,454	9,371,004	—	8,010,454	9,371,004	9,371,004
	PSUs[2]	5,549,660	8,282,625	—	5,549,660	8,282,625	8,282,625
	DEPP[3]	3,735,410	4,440,500	3,735,410	4,440,500	4,440,500	4,440,500
	Benefit Plan Participation[4]	—	—	—	—	—	52,434
	Excise Tax Gross-Up	—	—	—	—	—	—
	Total	17,295,524	22,094,129	3,735,410	19,125,614	22,094,129	31,146,563
Patrick Gallagher	Severance Pay	—	—	—	719,231	—	6,800,000
	Stock Options	—	2,974,087	—	—	2,974,087	2,974,087
	PUPs	—	137,947	—	—	137,947	137,947
	RSUs	—	1,089,190	—	—	1,089,190	1,089,190
	PSUs[2]	—	3,449,498	—	—	3,449,498	3,449,498
	DCPP	1,068,236	1,068,236	1,068,236	1,068,236	1,068,236	1,068,236
	DEPP	—	4,243,415	—	4,243,415	4,243,415	4,243,415
	Benefit Plan Participation[4]	—	—	—	—	—	44,328
	Excise Tax Gross-Up	—	—	—	—	3,350,129	7,241,264
	Total	1,068,236	12,962,373	1,068,236	6,030,882	16,312,502	27,047,965
Walt Bay	Severance Pay	—	—	—	523,077	—	6,400,000
	Stock Options	5,137,631	6,585,461	—	5,137,631	6,585,461	6,585,461
	RSUs	650,160	650,160	—	650,160	650,160	650,160
	PSUs[2]	2,040,197	6,102,081	—	2,040,197	6,102,081	6,102,081
	DEPP	—	27,418,451	—	27,418,451	27,418,451	27,418,451
	Benefit Plan Participation[4]	—	—	—	—	—	55,366
	Excise Tax Gross-Up	—	—	—	—	—	—
	Total	7,827,988	40,756,153	—	35,769,516	40,756,153	47,211,519

(1) For stock options, RSUs and PSUs granted after 2017, assumes Board approval of accelerated payouts at a change in control.

(2) For purposes of this table we assume that unearned PSUs are valued at actual achievement as of December 31, 2024.

(3) The participant has reached age 62 as of December 31, 2024, which means that substantially all award balances under the plan are vested.

(4) Represents the lump sum present value of two years of benefits as described above under *Participation in benefit plans*.



Item 3 – Advisory Vote to Approve the Compensation of our Named Executive Officers

Pursuant to Section 14A of the Exchange Act, we are asking our stockholders to vote, on a non-binding, advisory basis, to approve the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, compensation tables and related narrative discussion in this Proxy Statement. This proposal, commonly known as "say-on-pay", gives our stockholders the opportunity to express their views on the compensation of our named executive officers and is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and our executive compensation philosophy, policies and practices. Our stockholders are given the opportunity to vote, on a non-binding, advisory basis, on say-on-pay proposals annually. Our stockholders will have the next opportunity to vote on such a proposal at the 2026 Annual Meeting.

We believe that our compensation program for named executive officers is structured in the best manner possible to support our company and business objectives, as well as to support our culture and traditions developed since our founding in 1927. We believe our program strikes the appropriate balance between using responsible, measured pay practices and effectively motivating our executives to dedicate themselves fully to value creation for our stockholders.

We encourage you to read our Compensation Discussion and Analysis on pages 21 to 31 of this Proxy Statement and our Executive Compensation tables on pages 33 to 42.

The vote is advisory, which means that the vote is not binding on the Board or the Compensation Committee and neither the Board nor the Compensation Committee will be required to take any action, or refrain from taking any action, as a result of the outcome of the vote on this proposal. The Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

Resolution and Recommendation

The Board strongly endorses the company's compensation program for named executive officers and recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the compensation of the named executive officers of Arthur J. Gallagher & Co., as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the executive compensation tables and the related narrative in this Proxy Statement, is hereby APPROVED.

 **The Board recommends that you vote "FOR" the advisory resolution approving the compensation of the company's named executive officers**

Pay versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive "compensation actually paid" and the company's financial performance for each of the last five completed calendar years. For further information concerning the company's pay for performance philosophy and how the company aligns executive compensation with performance, see *Overview of Our Executive Compensation Program* and *Components of Compensation for Named Executive Officers*.

| Year | Summary Compensation Table Total for PEO[1] | Compensation Actually Paid to PEO[2] | Average Summary Compensation Table Total for Non-PEO Named Executive Officers[3] | Average Compensation Actually Paid to Non-PEO Named Executive Officers[4] | Value of Initial Fixed $100 Investment Based On: | | Net Income (millions) | Adjusted EBITDAC Growth[7] |
					Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		
2024	$ 17,449,042	$ 49,400,344	$ 6,559,832	$ 13,478,516	$ 127.35	$ 122.29	$ 1,470.4	20.7%
2023	$ 15,496,222	$ 32,997,722	$ 5,408,851	$ 9,743,063	$ 120.50	$ 108.60	$ 966.0	19.0%
2022	$ 14,194,926	$ 23,190,737	$ 4,953,048	$ 6,908,560	$ 112.43	$ 97.54	$ 1,116.0	18.4%
2021	$ 13,882,255	$ 36,172,141	$ 5,079,153	$ 11,580,235	$ 139.01	$ 141.53	$ 955.0	17.2%
2020	$ 11,177,460	$ 26,471,099	$ 3,744,087	$ 8,713,871	$ 132.15	$ 106.24	$ 858.1	21.0%

(1) The dollar amounts reported in this column are the amounts reported for Pat Gallagher (the company's Chairman and Chief Executive Officer) for each of the corresponding years in the "Total" column of the *Summary Compensation Table*.

(2) The dollar amounts reported in this column represent the amount of "compensation actually paid" to Pat Gallagher, as computed in accordance with Item 402(v) of Regulation S-K and do not reflect total compensation actually realized or received. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the *Summary Compensation Table* for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Compensation Actually Paid to PEO	2024	2023	2022	2021	2020
Summary Compensation Table Total	$17,449,042	$15,496,222	$14,194,926	$13,882,255	$11,177,460
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	$6,862,620	$5,377,616	$4,802,893	$5,492,149	$3,637,861
Less, Change in Pension Value reported in Summary Compensation Table	$455	$36,498	—	$19,063	$98,106
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	$11,298,539	$11,639,809	$7,503,151	$13,095,137	$10,030,670
Plus, fair value as of vesting date of equity awards granted and vested in the year	—	—	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	$24,046,820	$12,000,551	$7,566,230	$14,263,150	$10,345,366
Plus (less), change in fair value from prior year end until the vesting date of equity awards granted in prior years that vested in the year	$3,435,413	$(762,443)	$(1,297,632)	$416,987	$(1,371,701)
Plus, dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the Summary Compensation Table Total for the covered fiscal year	$33,605	$37,697	$26,954	$25,824	$25,271
Less, prior year-end fair value for any equity awards forfeited in the year	—	—	—	—	—
Plus, pension service cost for services rendered during the year	—	—	—	—	—
Compensation Actually Paid to Pat Gallagher	**$49,400,344**	**$32,997,722**	**$23,190,737**	**$36,172,141**	**$26,471,099**



(3) The dollar amounts reported in this column represent the average of the amounts reported for the company's named executive officers as a group (excluding Pat Gallagher) in the "Total" column of the *Summary Compensation Table* in each applicable year. The named executive officers included for these purposes in each applicable year 2020 through 2023 are: Doug Howell, Tom Gallagher, Scott Hudson and Walt Bay With respect to year 2024, the named executive officers included for these purposes are: Doug Howell, Tom Gallagher, Patrick Gallagher and Walt Bay.

(4) The dollar amounts reported in this column represent the average amount of "compensation actually paid" to the named executive officers as a group (excluding Pat Gallagher), as computed in accordance with Item 402(v) of Regulation S-K. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the *Summary Compensation Table* for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

Average Compensation Actually Paid to Non-PEO Named Executive Officers	2024	2023	2022	2021	2020
Summary Compensation Table Total	$ 6,559,832	$ 5,408,851	$ 4,953,048	$ 5,079,153	$ 3,744,087
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	$ 2,013,638	$ 1,235,470	$ 1,109,940	$ 1,322,515	$ 925,649
Less, Change in Pension Value reported in Summary Compensation Table	$ 3	$ 7,164	—	$ 48	$ 20,737
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	$ 2,850,887	$ 2,387,352	$ 1,578,828	$ 2,958,220	$ 2,498,015
Plus, fair value as of vesting date of equity awards granted and vested in the year	—	—	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	$ 5,219,967	$ 3,439,861	$ 1,941,447	$ 4,681,938	$ 3,877,807
Plus (less), change in fair value from prior year end until the vesting date of equity awards granted in prior years that vested in the year	$ 855,486	$ (258,894)	$ (462,939)	$ 174,571	$ (467,652)
Plus, dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the Summary Compensation Table Total for the covered fiscal year	$ 5,985	$ 8,526	$ 8,115	$ 8,916	$ 8,000
Less, prior year-end fair value for any equity awards forfeited in the year	—	—	—	—	—
Plus, pension service cost for services rendered during the year	—	—	—	—	—
Average Compensation Actually Paid to Non-PEO Named Executive Officers	$ 13,478,516	$ 9,743,063	$ 6,908,560	$ 11,580,235	$ 8,713,871

(5) Total Shareholder Return (TSR) is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the company's share price at the end of each fiscal year shown and the beginning of the measurement period, by (b) the company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31 of the prior fiscal year.

(6) Includes Aon plc; Marsh & McLennan Companies, Inc.; Willis Towers Watson plc; and Brown & Brown, Inc.

(7) "Adjusted EBITDAC" growth as defined for our annual cash incentives and PSUs under *Annual Cash Incentives* and *Long-Term Incentives*. See Exhibit A for reconciliations of non-GAAP measures.

Description of Relationships between Information Presented in Pay versus Performance Table

As discussed in more detail under *Overview of our Executive Compensation Program*, an important part of the company's executive compensation program is pay-for-performance. While we use several performance measures to align executive compensation with company performance, not all of those measures are presented in the Pay versus Performance table. We seek to promote the long-term interests of the company and its stockholders and therefore the performance measures used by the company do not always correspond directly to compensation actually paid for a particular year (as calculated in accordance with SEC rules). In accordance with SEC rules, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table.



Compensation Actually Paid, Cumulative TSR and Peer Group TSR



Compensation Actually Paid and Net Income

Gallagher



Compensation Actually Paid and Adjusted EBITDAC Growth

Financial Performance Measures

The most important financial performance measure used to link compensation actually paid to the company's named executive officers for the most recently completed fiscal year to the company's performance is adjusted EBITDAC growth, although we also consider adjusted revenue growth and adjusted EBITDAC per share growth in connection with final award determinations for annual cash incentives and PSU payouts.

The measures used for both long-term and short-term incentive awards have been selected because the Compensation Committee believes they incentivize our executive officers to make business decisions that align with the long-term interests of our stockholders and act as effective stewards of our stockholders' investment. We believe these measures hold our executive officers accountable for integration expenses associated with our merger and acquisition activity and provide a strong connection between operating decisions and cash incentives. Further, calculating adjusted EBITDAC growth on a per-share basis to determine PSUs awards promotes management accountability around the financing of our merger and acquisition activity within an appropriate capital structure.

Most Important Measures in Determining NEO Pay
Adjusted EBITDAC growth
Adjusted Revenue growth
Adjusted EBITDAC per share growth

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the ratio of the annual total compensation of Pat Gallagher, our CEO, to the annual total compensation of the median compensated of all our other employees who were employed as of December 31, 2024. For 2024, Pat Gallagher's total compensation was $17,449,043 and the annual total compensation of our median compensated employee was $58,230. The ratio between these two amounts was 300 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

As of December 31, 2024, our total employee population consisted of approximately 55,865 employees. As permitted by the rule, we excluded approximately 1,754 employees of the businesses we acquired during 2024, which are identified in Note 4 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2024. We also excluded approximately 2,507 non-U.S. employees, or less than 5% of our total U.S. and non-U.S. employee population, from the following non-U.S. jurisdictions: Peru (339), Brazil (312), Philippines (220), Sri Lanka (189), Bermuda (170), Romania (157), Singapore (114), Guernsey (91), Trinidad and Tobago (90), United Arab Emirates (72), Sweden (72), Germany (63), Norway (59), Jersey (56), Jamaica (47), Barbados (44), Japan (41), Switzerland (35), France (35), Malaysia (34), Turkey (30), Cayman Islands (28), Isle of Man (24), Taiwan (24), Italy (20), Hong Kong (18), Malta (16), Gibraltar (16), South Africa (15), Republic of Korea (12), Spain (9), Netherlands (9), Belgium (8), Saint Lucia (7), Vietnam (5), Dominica (4), Saint Vincent and the Grenadines (4), Denmark (4), Antigua and Barbuda (3), Grenada (3), Saints Kitts and Nevis (3), Finland (3) and Liechtenstein (2). After giving effect to these adjustments, our employee population consisted of approximately 51,604 individuals.

We used 2024 gross taxable income as set forth in our payroll data to determine our "median employee," which we annualized for all permanent employees who did not work for the entire year. Once identified, we calculated the annual total compensation of our "median employee" for 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of the 2024 Summary Compensation Table included in this Proxy Statement.



Questions & Answers About the Annual Meeting

What is the quorum requirement for holding the Annual Meeting?

The holders of a majority of the stock issued and outstanding and entitled to vote at a meeting of the stockholders, present in person or deemed to be present or represented by proxy, shall constitute a quorum for purposes of any Annual Meeting of Stockholders. Broker non-votes and abstentions are counted for purposes of determining the presence of a quorum at this Annual Meeting. If a quorum is not present at the scheduled time of the Annual Meeting, the stockholders entitled to vote thereat, present in person, deemed to be present or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present, deemed to be present or represented.

What are broker non-votes?

A "broker non-vote" occurs with respect to a proposal when a broker, trustee, or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner and the beneficial owner fails to provide the nominee with such instructions. Under the rules of the NYSE, brokers, trustees or other nominees may (but are not required to and may elect not to) generally vote on routine matters but cannot vote on non-routine matters. We expect that only the ratification of the appointment of our independent auditor will be considered a routine matter. We do not expect the other proposals to be considered routine matters, and, as such, without your instructions, your broker cannot vote your shares. Whether a proposal is considered routine or non-routine is subject to NYSE rules and final determination by the NYSE. As indicated above, even with respect to routine matters, some brokers choose not to exercise discretionary voting authority. Therefore, we encourage you to provide voting instructions to your broker or other nominee as soon as possible.

Will any matters other than those identified in this Proxy Statement be decided at the Annual Meeting?

As of the date of this Proxy Statement, we are not aware of any matters to be raised at the Annual Meeting other than those described in this Proxy Statement. If any other matters are properly presented at the Annual Meeting for consideration, the people named as proxy holders on the proxy card will vote your proxy on those matters in their discretion. If any of our nominees are not available as a candidate for director, the proxy holders will vote your proxy for any other candidate the Board may nominate or the Board may choose to decrease the size of the Board or leave a vacancy on the Board.

Who can vote, and how do I vote?

Only holders of our common stock at the close of business on the record date of March 17, 2025 are entitled to notice of and to vote at the Annual Meeting. We have no other outstanding securities entitled to vote, and there are no cumulative voting rights for the election of directors. At the close of business on the record date, we had 255,734,802 shares of common stock outstanding and entitled to vote. Each holder of our common stock on that date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

"Record holders" may vote (1) by completing and returning a proxy card, (2) on the Internet, or (3) using a toll-free telephone number. Please see the proxy card for specific instructions on how to vote using one of these methods. The telephone and Internet voting facilities for record holders will close at 11:59 p.m. Eastern Daylight Time on May 12, 2025. "Beneficial owners" will receive instructions from their broker or other intermediary (or should contact their broker or other intermediary for instructions) describing the procedures and options for voting. Shares held in the Arthur J. Gallagher & Co. Employees' 401(k) Savings and Thrift Plan must be voted by 5:00 p.m. Eastern Daylight Time on May 9, 2025.

What is the voting standard and the treatment of abstentions and broker non-votes for each item on the proxy card?

Voting Item	Voting Standard	Treatment of Abstentions & Broker Non-Votes
Election of directors (Item 1)	Majority of votes cast	Not counted as votes cast and therefore no effect
Auditor ratification (Item 2)	Majority of stock having voting power and present	Abstentions treated as votes against. Broker non-votes are not expected to be applicable
Say-on-pay (Item 3)	Majority of stock having voting power and present	Abstentions treated as votes against. Broker non-votes, if any, have no effect

What is the difference between a "record holder" and a "beneficial owner"?

If your shares are registered directly in your name, you are considered the "record holder" of those shares. If, on the other hand, your shares are held in a brokerage account or by a bank or other intermediary, you are considered the "beneficial owner" of shares held in street name, and a Notice of Internet Availability of Proxy Materials (Internet Availability Notice) was forwarded to you automatically from your broker or other intermediary. As a beneficial owner, you have the right to instruct your broker or other intermediary to vote your shares in accordance with your wishes. You are also invited to attend the Annual Meeting. Because a beneficial owner is not the record holder, you may not vote your shares in person at the meeting unless you obtain a "legal proxy" from your broker or other intermediary. Your broker or other intermediary has provided you with an explanation of how to instruct it regarding the voting of your shares. If you do not provide your broker or other intermediary with voting instructions, your broker or other intermediary may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals and may choose not to vote on any of the proposals.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you are a record holder and sign the proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (FOR all of our nominees to the Board, FOR ratification of the appointment of our independent registered public accounting firm, and FOR the approval of the compensation of our named executive officers).

What is "householding"?

Householding is a procedure approved by the SEC whereby multiple stockholders of record who share the same last name and address will receive only one Internet Availability Notice or one set of proxy materials. Each stockholder of record will continue to receive a separate proxy card. We have undertaken householding to reduce printing costs and postage fees. A stockholder must affirmatively consent to householding. Record holders who wish to begin or discontinue householding may contact Broadridge Investor Communication Solutions, Inc. (Broadridge) by calling 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Broadridge will undertake the necessary steps to continue or discontinue householding upon such request of a record holder. Beneficial owners who wish to begin or discontinue householding should contact their broker or other intermediary. You can also request prompt delivery of a copy of the Proxy Statement and Annual Report by contacting our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050 or at the following telephone number: 630-773-3800.

What should I do if I receive more than one Internet Availability Notice or proxy card?

If you own some shares of common stock directly as a record holder and other shares indirectly as a beneficial owner, or if you own shares of common stock through more than one broker or other intermediary, you may receive multiple Internet Availability Notices or, if you request proxy materials to be delivered to you by mail, you may receive multiple proxy cards. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the Internet Availability Notices you receive in order to vote all of the shares you own. If you request proxy materials to be delivered to you by mail, each proxy card you receive will come with its own prepaid return envelope. If you vote by mail, please make sure you return each proxy card in the return envelope that accompanied the proxy card.

May I change my vote or revoke my proxy?

Yes. If you are a record holder, even after you have submitted your proxy, you may revoke your proxy at any time before it is exercised by delivering a written notice of revocation to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. You may also revoke your proxy and change your vote at any time by timely mailing a proxy card that is properly signed and dated with a later date than your previous vote, by casting a later dated proxy via the Internet or telephone, or by voting on the Internet at the virtual Annual Meeting.

If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorized proxy. Beneficial owners must have a "legal proxy" from their broker to vote in person at the Annual Meeting. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

Who will pay the costs of soliciting these proxies?

We are soliciting proxies from stockholders on behalf of our Board and we will pay the costs of soliciting proxies to be voted at the Annual Meeting. After the Internet Availability Notices are initially distributed, we and our agents may also solicit proxies by mail, electronic mail, telephone or in person. We will also reimburse brokers and other intermediaries for their expenses in sending Internet Availability Notices to beneficial owners. In addition, we have hired Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, Stamford, CT 06902, to assist us in soliciting proxies, for which we will pay a fee of $11,000 plus their reasonable out-of-pocket expenses.



What is the deadline for submitting a director nominee under our "proxy access" by-law or a stockholder proposal under Rule 14a-8 to be included in the 2026 Proxy Statement?

Pursuant to Rule 14a-8, if a stockholder wants the company to consider a proposal for inclusion in our proxy materials for presentation at our 2026 Annual Meeting, the proposal should be addressed to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050, must comply with all relevant SEC requirements, and must be received by us not later than close of business on November 24, 2025.

Our bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the company's outstanding common stock continuously for at least three years to nominate and include in the company's proxy materials directors constituting up to the greater of two or 20% of board seats, if the stockholder(s) and the nominee(s) meet the requirements in our bylaws. Notice of director nominations submitted under these proxy access by-law provisions must be delivered to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050, no earlier than the close of business on October 25, 2025 and no later than the close of business on November 24, 2025. For these purposes, "close of business" means 5:00 p.m. CDT. If the date of the Annual Meeting is more than 30 days before or after May 13, 2026, a notice under our proxy access by-law must be so delivered not earlier than the close of business on the 150th day prior to the 2026 Annual Meeting and not later than the close of business on the later of the 120th day prior to the 2026 Annual Meeting or the 10th day following the date the 2026 Annual Meeting date is publicly announced. Director nominations submitted pursuant to the proxy access provisions of our bylaws must comply with all of the requirements of our bylaws.

How do I submit a proposal regarding a director nomination or other item of business to be presented directly at the 2026 Annual Meeting?

In addition, our bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting (but not for inclusion in the proxy statement). Notice of nomination or proposal must set forth the information required by the bylaws (including information required under Rule 14a-19) and must be delivered to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050, not later than the close of business on February 12, 2026 and not earlier than the close of business on January 13, 2026. If the date of the 2026 Annual Meeting is more than 30 days before or after May 13, 2025, notice of any such matter must be delivered not earlier than the

close of business on the 120th day prior to the date of the 2026 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2026 Annual Meeting or the 10th day following the date the 2026 Annual Meeting date is publicly announced. For these purposes, "close of business" means 5:00 p.m. CDT. We will not entertain any nominations or other items of business at the 2026 Annual Meeting that do not meet the requirements in our bylaws. If we do not receive notice of a matter within the above-mentioned window (or the applicable deadline if the 2026 Annual Meeting is more than 30 days before or after May 13, 2026), SEC rules permit the people named as proxy holders on the proxy card to vote proxies in their discretion if the matter is raised at the 2026 Annual Meeting.

How do I recommend a proposed director nominee to the Board for consideration?

Any stockholder who wishes to propose director nominees for consideration by the Board's Nominating/Governance Committee, but does not wish to present such proposal at an annual meeting, may do so at any time by directing a description of each nominee's name and qualifications for Board membership to the Chair of the Nominating/Governance Committee, c/o our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. The recommendation should contain all of the information regarding the nominee described in the question and answer above and in our bylaws relating to director nominations brought before an annual meeting. The Nominating/Governance Committee evaluates nominee proposals submitted by stockholders in the same manner in which it evaluates other nominees.

Where can I find the voting results of the Annual Meeting?

An automated system administered by Broadridge will tabulate the votes. Voting results will be reported in a Current Report on Form 8-K that we will file with the SEC within four business days following the Annual Meeting.

Any stockholder who would like a copy of our Annual Report on Form 10-K, including the related financial statements and financial statement schedules, may obtain one, without charge, by addressing a request to the attention of the Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. Our copying costs will be charged if copies of exhibits to the Annual Report are requested. You may also obtain a copy of the Annual Report, including exhibits, from our website, investor.ajg.com, by clicking on "Financials."

Exhibit A: Information Regarding Non-GAAP Measures

For 2024, the executive compensation performance measures used by the Compensation Committee were adjusted EBITDAC, adjusted EBITDAC per share, and adjusted revenue, in each case for our combined brokerage and risk management segments. The Committee believes that these measures align with the key components of our long-term strategy and drive our long-term stock price performance. Please see page 25 in the body of this Proxy Statement for detailed information regarding adjusted EBITDAC as used by the Committee for executive compensation purposes. In the context of 2024 compensation decisions, the Committee also considered our adjusted EBITDAC margin and organic revenue performance. For these measures, definitions and GAAP reconciliations are set forth below.

The measures discussed below are not in accordance with, or are an alternative to, the GAAP information provided in this Proxy Statement. We believe that these presentations provide useful information to management, analysts and investors regarding financial and business trends relating to Gallagher's results of operations and financial condition. Our industry peers may provide similar supplemental non-GAAP information related to adjusted EBITDAC margin and organic revenues, although they may not use the same or comparable terminology and may not make identical adjustments. For example, our organic revenue is calculated differently than some of our industry peers. The non-GAAP information we provide should be used in addition to, but not as a substitute for, the GAAP information provided in this Proxy Statement. Certain reclassifications have been made to the prior year amounts in order to conform them to the current year presentation.

Adjusted EBITDAC Margin – adjusted EBITDAC margin is presented to improve the comparability of our results between periods by eliminating the impact of items that have a high degree of variability.

- **EBITDAC** – We define this measure as net earnings before interest, income taxes, depreciation, amortization and the change in estimated acquisition earnout payables.

- **Adjusted EBITDAC** – We define this measure as EBITDAC adjusted to exclude net gains or losses on divestitures, acquisition integration costs, workforce and lease termination related charges, acquisition-related adjustments and the period-over-period impact of foreign currency translation, as applicable. The amounts excluded with respect to foreign currency translation are calculated by applying current year foreign exchange rates to the same periods in the prior year.

  Please note that "adjusted EBITDAC" as defined on page 25 in the context of annual cash incentives and PSUs and as used throughout this proxy statement and the letter from our CEO is the same as this definition, except that it does not exclude acquisition integration costs other than *de minimis* amounts included therein related to severance costs and does not give effect to current year foreign exchange hedge activity.

- **Adjusted EBITDAC margin** – We define this measure as adjusted EBITDAC divided by total adjusted revenues (for the brokerage segment) and total adjusted revenues before reimbursements (for the risk management segment). See table on page A-3.

Organic Revenues – For the brokerage segment, organic change in base commission and fee revenues, supplemental revenues and contingent revenues exclude the first twelve months of such revenues generated from acquisitions and such revenues related to divested operations in each year presented. These revenues are excluded from organic revenues in order to help interested persons analyze the revenue growth associated with the operations that were a part of Gallagher in both the current and prior periods. In addition, organic change in base commission and fee revenues, supplemental revenues and contingent revenues excludes the period-over-period impact of foreign currency translation to improve the comparability of its results between periods. For the risk management segment, organic change in fee revenues excludes the first twelve months of fee revenues generated from acquisitions and the fee revenues related to divested operations in each year presented. In addition, change in organic growth excludes the period-over-period impact of foreign currency translation to improve the comparability of our results between periods.

These revenue items are excluded from organic revenues in order to determine a comparable, but non-GAAP, measurement of revenue growth that is associated with the revenue sources that are expected to continue in the current year and beyond, as well as eliminating the impact of the items that have a high degree of variability. We have historically viewed organic revenue growth as an important indicator when assessing and evaluating the performance of our brokerage and risk management segments. We also believe that using this non-GAAP measure allows readers of our financial statements to measure, analyze and compare the growth from our brokerage and risk management segments in a meaningful and consistent manner.

Gallagher

All figures are unaudited and in millions except percentages

Adjusted Revenue and Adjusted EBITDAC Margin

ADJUSTED REVENUE		2024		2023
Brokerage – Revenue	$	9,933.8	$	8,637.2
Net gains (losses) on divestitures		(24.2)		(9.6)
Acquisition related adjustments		(26.0)		—
Levelized foreign currency translation		—		3.5
Brokerage – Adjusted Revenue	**$**	**9,883.6**	**$**	**8,631.1**
Risk Management – Revenue before Reimbursements	$	1,450.5	$	1,287.6
Net gains (losses) on divestitures		(0.1)		(0.4)
Levelized foreign currency translation		—		(1.0)
Risk Management – Adjusted Revenue	**$**	**1,450.4**	**$**	**1,286.2**
Brokerage and Risk Management – Adjusted Revenue	**$**	**11,334.0**	**$**	**9,917.3**

EBITDAC – Brokerage		2024		2023
Net earnings	$	1,685.7	$	1,169.4
Provision for income taxes		573.6		401.6
Depreciation		133.1		124.4
Amortization		651.0		523.6
Change in estimated acquisition earnout payables		25.6		376.8
EBITDAC	**$**	**3,069.0**	**$**	**2,595.8**

EBITDAC – Risk Management		2024		2023
Net earnings	$	174.5	$	154.0
Provision for income taxes		63.1		55.3
Depreciation		37.6		35.9
Amortization		13.8		7.7
Change in estimated acquisition earnout payables		0.4		0.5
EBITDAC	**$**	**289.4**	**$**	**253.4**

EBITDAC – Brokerage and Risk Management		2024		2023
Net earnings	$	1,860.2	$	1,323.4
Provision for income taxes		636.7		456.9
Depreciation		170.7		160.3
Amortization		664.8		531.3
Change in estimated acquisition earnout payables		26.0		377.3
EBITDAC	**$**	**3,358.4**	**$**	**2,849.2**

ADJUSTED EBITDAC	2024	2023
Brokerage – EBITDAC	$ 3,069.0	$ 2,595.8
Net gains (losses) on divestitures	(24.2)	(9.6)
Acquisition integration	190.2	243.7
Workforce and lease termination	118.9	63.4
Acquisition related adjustments	121.2	69.3
Levelized foreign currency translation	—	(9.8)
Brokerage – Adjusted EBITDAC	**$ 3,475.1**	**$ 2,952.8**
Risk Management – EBITDAC	$ 289.4	$ 253.4
Net gains (losses) on divestitures	(0.1)	(0.4)
Acquisition integration	2.9	1.0
Workforce and lease termination	7.2	3.4
Acquisition related adjustments	0.3	0.5
Levelized foreign currency translation	—	(1)
Risk Management – Adjusted EBITDAC	**$ 299.7**	**$ 257.4**
Brokerage and Risk Management – Adjusted EBITDAC	**$ 3,774.8**	**$ 3,210.2**
Brokerage and Risk Management – Adjusted Revenue	**$ 11,334.0**	**$ 9,917.3**
Brokerage and Risk Management – Adjusted EBITDAC Margin	**33.3%**	**32.4%**

ADJUSTED EBITDAC (as defined for Annual Cash Incentives and PSUs)	2024	2023
Brokerage – ADJUSTED EBITDAC	$ 3,475.1	$ 2,952.8
Acquisition integration (other than *de minimis* amounts included therein related to severance costs)	(188.4)	(239.7)
Levelized foreign currency translation (other than current year foreign exchange hedge activity)	(1.7)	(1.7)
Brokerage – Adjusted EBITDAC (as defined for Annual Cash Incentives and PSUs)	**$ 3,285.0**	**$ 2,711.4**
Risk Management – ADJUSTED EBITDAC	$ 299.7	$ 257.4
Acquisition integration (other than *de minimis* amounts included therein related to severance costs)	(2.9)	(1.0)
Levelized foreign currency translation (other than current year foreign exchange hedge activity)	—	—
Risk Management – Adjusted EBITDAC (as defined for Annual Cash Incentives and PSUs)	**$ 296.8**	**$ 256.4**
Brokerage and Risk Management – Adjusted EBITDAC (as defined for Annual Cash Incentives and PSUs)	**$ 3,581.8**	**$ 2,967.8**

Gallagher

Organic Revenue Growth

Brokerage – Organic Revenue Growth	2024	2023
Commissions and fees, as reported	$ 8,886.4	$ 7,750.0
Less commission and fees from acquisitions	(618.2)	—
Less divested operations	—	(57.9)
Levelized foreign currency translation	—	$ 5.2
Organic base commissions and fees	**$ 8,268.2**	**$ 7,697.3**
Supplemental revenues, as reported	$ 359.4	$ 314.2
Less supplemental revenues from acquisitions	(9.4)	—
Levelized foreign currency translation	—	1.1
Organic supplemental revenues	**$ 350.0**	**$ 315.3**
Contingent revenues, as reported	$ 267.6	$ 235.3
Less contingent revenues from acquisitions	(25.2)	
Less divested operations	—	(3.0)
Levelized foreign currency translation	—	(0)
Organic contingent revenues	**$ 242.4**	**$ 232.1**
Organic base commissions and fees, supplemental revenues and contingent revenues	**$ 8,860.6**	**$ 8,244.7**
Organic change in base commissions and fees, supplemental revenues and contingent revenues	**7.5%**	

Risk Management – Organic Revenue Growth	2024	2023
Fees	$ 1,405.6	$ 1,246.1
International performance bonus fees	8.4	13.6
Fees as reported	**$ 1,414.0**	**$ 1,259.7**
Less fees from acquisitions	(58.2)	(5.5)
Less divested operations	—	—
Levelized foreign currency translation	—	—
Organic fees	**$ 1,355.8**	**$ 1,254.2**
Organic change in fees	**8.1%**	

Combined Brokerage and Risk Management – Organic Revenue Growth	2024	2023
Combined organic revenue	$ 10,216.4	$ 9,498.9
Organic change in revenue	**7.6%**	

Exhibit B: Resources*

Annual Meeting	
Proxy Statement	**www.ajg.com/ir > Financial Reports > 2025 Proxy Statement**
Annual Report	**www.ajg.com/ir > Financial Reports > 2024 Annual Report**

Board of Directors	
Board of Directors	**www.ajg.com/ir > Governance > Board of Directors**
Board Committee Members	**www.ajg.com/ir > Governance > Board Committee Composition**
Audit Committee Charter	**www.ajg.com/ir > Governance > Audit Committee Charter**
Compensation Committee Charter	**www.ajg.com/ir > Governance > Compensation Committee Charter**
Nominating/Governance Committee Charter	**www.ajg.com/ir > Governance > Nominating/Governance Committee Charter**
Risk and Compliance Committee Charter	**www.ajg.com/ir > Governance > Risk and Compliance Committee Charter**

Governance Documents	
Bylaws	**www.ajg.com/ir > Governance > Bylaws**
Governance Guidelines	**www.ajg.com/ir > Governance > Governance Guidelines**
Global Standards of Business Conduct	**www.ajg.com/ir > Governance > Global Standards of Business Conduct**

Other Resources	
The Gallagher Way	**www.ajg.com/about-us/the-gallagher-way/**
Impact Report	**www.ajg.com/ir > ESG > Impact Report**

* The inclusion of our website address in this Proxy Statement does not include or incorporate by reference the information on our website, including the documents referenced above, into this Proxy Statement.



The Gallagher Way. Since 1927.

Arthur J. Gallagher & Co.

Global Headquarters
2850 Golf Road
Rolling Meadows, IL 60008-4050
(630) 773 3800

www.AJG.com





Gallagher

ARTHUR J. GALLAGHER & CO.
2850 GOLF ROAD
ROLLING MEADOWS, IL 60008-4050

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. Eastern Daylight Time on May 12, 2025 (other than with respect to shares held in The Arthur J. Gallagher & Co. Employees' 401(k) Savings and Thrift Plan). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/AJG2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. Eastern Daylight Time on May 12, 2025 (other than with respect to shares held in The Arthur J. Gallagher & Co. Employees' 401(k) Savings and Thrift Plan). Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

The Arthur J. Gallagher & Co. Employees' 401(k) Savings and Thrift Plan
Vote by 5:00 P.M. Eastern Daylight Time on May 8, 2025 for shares held in The Arthur J. Gallagher & Co. Employees' 401(k) Savings and Thrift Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V63168-P23193

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ARTHUR J. GALLAGHER & CO.

The Board of Directors recommends you vote FOR each of the nominees listed in proposal 1 below:

1. Election of Directors

Nominees:	**For**	**Against**	**Abstain**
1a. Sherry Barrat	☐	☐	☐
1b. Deborah Caplan	☐	☐	☐
1c. Teresa Clarke	☐	☐	☐
1d. John Coldman	☐	☐	☐
1e. Richard Harries	☐	☐	☐
1f. Pat Gallagher	☐	☐	☐
1g. David Johnson	☐	☐	☐
1h. Chris Miskel	☐	☐	☐
1i. Ralph Nicoletti	☐	☐	☐
1j. Norman Rosenthal	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.	**For**	**Against**	**Abstain**
2. Ratification of the Appointment of Ernst & Young LLP as our Independent Auditor for the fiscal year ending December 31, 2025.	☐	☐	☐
3. Approval, on an Advisory Basis, of the Compensation of our Named Executive Officers.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice of 2025 Annual Meeting and Proxy Statement and 2024 Annual Report are available at
www.proxyvote.com.

We will be conducting our 2025 Annual Meeting of Stockholders virtually at www.virtualshareholdermeeting.com/AJG2025.

V63169-P23193

ARTHUR J. GALLAGHER & CO.
Annual Meeting of Stockholders
May 13, 2025 9:00 AM CDT
This proxy is solicited by the Board of Directors

The undersigned hereby appoints J. Patrick (Pat) Gallagher, Jr. and Walter D. Bay, each of whom is an officer of Arthur J. Gallagher & Co., or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote all of the shares of Common Stock of ARTHUR J. GALLAGHER & CO. that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at 9:00 AM, CDT on May 13, 2025, virtually at www.virtualshareholdermeeting.com/AJG2025, and any adjournment or postponement thereof. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting of Stockholders or any adjournment or postponement thereof (including, if applicable, on any matter which the Board of Directors did not know would be presented at the Annual Meeting of Stockholders by a reasonable time before the proxy solicitation was made or for the election of a person to the Board of Directors if any nominee named in Proposal 1 becomes unable to serve or for good cause will not serve).

This proxy, when properly executed, will be voted in the manner directed herein. If the proxy is properly executed but no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. For participants in The Arthur J. Gallagher & Co. Employees' 401(k) Savings and Thrift Plan, if you do not provide voting instructions, the trustee will vote the shares that are deemed to be in the account in The Arthur J. Gallagher & Co. Employees' 401(k) Savings and Thrift Plan in the same proportion as The Arthur J. Gallagher & Co. Employees' 401(k) Savings and Thrift Plan shares of other participants for which the trustee has received proper voting instructions. The votes by The Arthur J. Gallagher & Co. Employees' 401(k) Savings and Thrift Plan participants must be received no later than by 5:00 P.M. Eastern Daylight Time on May 8, 2025.

Continued and to be signed on reverse side